SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric. A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as amended from time to time, the “Statement”) originally filed by Ramtron International Corporation, a Delaware corporation (the “Company,” “Ramtron” or “we”), with the Securities and Exchange Commission (“SEC”) on July 5, 2012, as amended on July 16, 2012 August 28, 2012, September 10, 2012 and September 19, 2012 relating to the tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011 and September 18, 2012, between Ramtron and Computershare Trust Company, N.A., at a purchase price of $2.88 net per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012, July 3, 2012, July 20, 2012, August 6, 2012, August 20, 2012, August 27, 2012, September 10, 2012 and September 19, 2012 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.	Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by adding the following text immediately prior to the last paragraph of the subsection entitled “Tender Offer and Proposed Merger”:

“On September 19, 2012, Cypress, Purchaser and Ramtron announced that they had entered into an Agreement and Plan of Merger, dated as of September 18, 2012 (the “Merger Agreement”), pursuant to which Purchaser and Cypress agreed, among other things, to amend the Offer within five business days to reflect the terms and conditions of the Merger Agreement (as amended, the “Revised Offer”) by filing an amendment and supplement to the Offer to Purchase (as amended, the “Revised Offer to Purchase”). As provided in the Merger Agreement, the offer price to be paid in the Revised Offer will be increased from $2.88 per Share to $3.10 per Share, net to the seller in cash (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with entering into the Merger Agreement, the Board of Directors of Ramtron has unanimously recommended that its stockholders tender their Shares pursuant to the Revised Offer.

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Revised Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Cypress (the “Merger”) and each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders of the Company who have properly exercised statutory rights of appraisal in accordance with the DGCL, or owned by Cypress, any subsidiary of Cypress, the Company or any of the subsidiaries of the Company, in each case as of immediately prior to the Effective Time (as defined in the Merger Agreement)) will be cancelled and converted into the right to receive the Revised Offer Price in cash. The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 8 — “The Merger Agreement” of the Revised Offer, which is being mailed to Company stockholders with this Amendment.

The expiration date for the Revised Offer is midnight, New York City time, at the end of the day on Tuesday, October 9, 2012, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Purchaser may elect to provide for one or more subsequent offering periods after the time that Purchaser initially accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Offer Closing”). During any subsequent offering period, if Purchaser elects to provide one, Shares not tendered and purchased prior to the Offer Closing may be tendered to Purchaser for the Revised Offer Price.”

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Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is deleted in its entirety and replaced with the following:

“Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 23, 2012 (the “2012 Proxy Statement”), relating to the Company’s 2012 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Ramtron or any of its affiliates, on the one hand, and (i) Ramtron or any of its executive officers, directors or affiliates, or (ii) Cypress, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2012 Proxy Statement: “Security Ownership of Principal Stockholders and Management,” “2011 Compensation of Directors,” “Executive Compensation and Other Information,” and “Certain Relationships and Related Transactions.

Any information contained in the pages from the 2012 Proxy Statement incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Cypress and its Affiliates

According to the Schedule TO, as of September 11, 2012, Cypress beneficially owns 1,667,584 Shares, representing approximately 4.7% of the outstanding Shares.

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 8 of the Revised Offer to Purchase and are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Revised Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(7) hereto.

The Merger Agreement governs the contractual rights between the Company, Cypress and Purchaser in relation to the Revised Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary set forth in the Offer to Purchase are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Cypress. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Revised Offer, or Cypress or the Company may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Confidentiality Agreement

On September 18, 2012, the Company and Cypress entered into a confidentiality agreement (the “Confidentiality Agreement”) that governs the disclosure of any proprietary information of the Company by Cypress or its subsidiaries or affiliates (including Purchaser) and its other representatives. As a condition to being furnished proprietary information, Purchaser agreed, among other things, to keep, and to cause its affiliates and other representatives to keep, such proprietary information confidential, subject to certain exceptions, and to use such confidential information only in connection with its evaluation or negotiation of a possible transaction with the Company. The foregoing summary and description are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger

As a group, the directors and executive officers of the Company hold an aggregate of approximately 379,000 Shares as of September 25, 2012. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Revised Offer, or if the Merger were to occur and the directors and executive officers did not exercise their appraisal rights, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who

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tender their Shares or do not exercise their appraisal rights, as the case may be. If the directors and executive officers were to tender all of the 379,000 Shares owned by them for purchase pursuant to the Revised Offer and those Shares were purchased by Purchaser for the Revised Offer Price, the directors and executive officers would receive an aggregate of approximately $1,175,000. The Company anticipates that its directors and executive officers will tender all of their Shares pursuant to the Revised Offer, but that result is not certain.

Equity-Based Awards Held by Directors and Officers of the Company

Set out below is a discussion of the treatment under the Merger Agreement of various equity incentive compensation awards held by the Company’s directors and executive officers. Pursuant to the Merger Agreement, the treatment of outstanding equity incentive compensation awards (i.e., stock options, shares of restricted stock, and restricted stock units) depends on whether an employee is a continuing employee or a non-continuing employee. Continuing employees are those who accept offers of continued employment from Cypress, and non-continuing employees are those employees who are not offered continued employment with Cypress or who do not accept offers of continued employment. Non-employee directors are treated the same as non-continuing employees.

For purposes of determining the value that could be realized by the directors and executive officers in respect of equity incentive compensation awards in connection with the Revised Offer and the Merger, the discussion below assumes that the directors and executive officers will not exercise their appraisal rights in connection with the Merger (i.e., that they will receive the same Revised Offer Price being offered to all other stockholders of the Company in connection with the Revised Offer and the Merger).

Treatment of Stock Options

The Merger Agreement provides that all options to purchase Shares held by continuing employees will be assumed by Cypress and remain subject to existing terms and conditions except that each such assumed option will be exercisable for that number of whole shares of Cypress common stock equal to the product of (x) the number of Shares that were issuable upon exercise of such Company option immediately prior to the Effective Time multiplied by (y) the “Exchange Ratio”, with the resulting number rounded down to the nearest whole number of shares of Cypress common stock, and (ii) the per share exercise price for the shares of Cypress common stock issuable upon exercise of an assumed Company option will be equal to the quotient of (x) the exercise price per Share at which the Company option was exercisable immediately prior to the Effective Time divided by (y) the Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent. The “Exchange Ratio” is the quotient obtained by dividing (x) the Revised Offer Price by (y) the average of the closing prices of Cypress common stock as reported on The NASDAQ Global Select Market for the ten (10) trading days ending five (5) trading days prior to the Effective Time. In addition, assumed options will be modified to provide that vesting will accelerate in full upon resignation for Good Reason (as defined in the Merger Agreement). Pursuant to the terms of the Company’s 2005 Amended and Restated Incentive Award Plan (the “2005 Plan”), vesting of assumed options already accelerates in the event of a termination by the Company other than a Termination for Cause (as defined in the 2005 Plan). All of the equity incentive awards held by Company directors and executive officers that are unvested as of September 25, including options, were issued under the 2005 Plan.

The Merger Agreement provides that, with respect to all options to purchase Shares held by non-continuing employees and the Company’s non-employee directors, such options will be cancelled and converted into the right to receive a cash payment equal to the excess of the Revised Offer Price over the option exercise price, multiplied by the number of the Shares covered by the option.

The table below shows the approximate value of Company options held by the Company’s directors and executive officers based on the applicable option exercise price and assuming the Common Stock has a value of $3.10 per Share. The information in the following table is based on the number of options with a per Share exercise price less than the $3.10 per Share Revised Offer Price held by the Company’s directors and executive officers as of September 25, 2012.

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Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Value of Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Value of Unvested Stock Options ($)	Total Value of Stock Options as a Result of Proposed Merger ($)
William G. Howard, Jr.(1)	345,000	290,300	—	—	290,300
Eric A. Balzer	292,032	215,189	247,343	118,411	333,600
William L. George	170,000	149,600	—	—	149,600
Theodore J. Coburn	170,000	149,600	—	—	149,600
Eric Kuo	20,000	28,400	—	—	28,400
James E. Doran	—	—	—	—	—
Ying Shiau	25,000	9,000	75,000	27,000	36,000
Peter L. Zimmer	—	—	—	—	—
Gery E. Richards	—	—	65,000	71,500	71,500

(1)	Options were granted under the 2005 Plan and the Company’s 1995 Stock Option Plan.

Treatment of Restricted Stock and Restricted Stock Units

The Merger Agreement provides that all awards of restricted stock held by continuing employees will be assumed by Cypress and remain subject to existing terms and conditions except that such assumed Company restricted stock awards will be converted to cover that number of whole shares of restricted Cypress common stock equal to the product of the number of restricted Shares subject to the award outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down, with respect to each holder of assumed Company restricted stock award, to the nearest whole number of shares of restricted Cypress common stock. The Merger Agreement provides for similar treatment of awards of restricted stock units held by continuing employees. Such awards will be assumed by Cypress and remain subject to existing terms and conditions except that assumed Company restricted stock unit awards shall cover that number of whole shares of Cypress common stock equal to the product of the number of Shares underlying the assumed Company restricted stock unit award immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Cypress common stock.

The Merger Agreement provides that, with respect to all restricted stock awards held by non-continuing employees and the Company’s non-employee directors, vesting will be fully accelerated resulting in a right to receive payment of the Revised Offer Price for each Share covered by the award. The Merger Agreement provides for similar treatment for awards of restricted stock units held by non-continuing employees. Such awards will be cancelled and replaced with the right to receive the Revised Offer Price for each Share covered by the award (effectively accelerating vesting in full).

The table below shows the approximate value of unvested awards of Company restricted stock and restricted stock units held by the Company’s directors and executive officers assuming the Common Stock has a value of $3.10 per Share. The information in the following table is based on the number of Shares covered by such awards as of September 25, 2012.

Name of Executive Officer or Director	Number of Shares That Have Not vested	Value of Unvested Shares ($)
William G. Howard, Jr.	10,000	31,000
Eric A. Balzer	183,337	568,345
William L. George	10,000	31,000
Theodore J. Coburn	10,000	31,000
Eric Kuo	10,000	31,000
James E. Doran	20,000	62,000
Ying Shiau	48,314	149,773
Peter L. Zimmer	140,327	435,014
Gery E. Richards	25,250	78,275

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The following table sets forth the approximate total value of the consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Revised Offer and Merger as a result of the Company equity interests held by each director or executive officer as of September 25, 2012, if each director and executive officer were paid the Revised Offer Price, net of any applicable exercise or purchase price, for each Share owned by the individual or covered by an outstanding equity incentive award granted to such individual. The table does not include any additional payments that would be provided if an executive officer were to be terminated in connection with the Merger. Such payments are detailed below in the section entitled “Potential Severance and Change in Control Benefits of Executive Officers.”

Name of Executive Officer or Director	Value of Vested/Owned Shares ($)	Value of Unvested Shares ($)	Value of Stock Options ($)	Total Value of Shares Owned and Equity Incentive Awards in Connection with the Offer and Proposed Merger ($)
William G. Howard, Jr.	113,937	31,000	290,300	435,237
Eric A. Balzer	823,583	568,345	333,600	1,725,528
William L. George	67,437	31,000	149,600	248,037
Theodore J. Coburn	36,437	31,000	149,600	217,037
Eric Kuo	66,427	31,000	28,400	125,827
James E. Doran	15,500	62,000	—	77,500
Ying Shiau	50,158	149,733	36,000	235,931
Peter L. Zimmer	—	435,014	—	435,014
Gery E. Richards	—	78,275	71,500	149,775

Potential Severance and Change in Control Benefits of Executive Officers

The Company’s executive officers (Messrs. Balzer, Richards, Shiau, and Zimmer) previously have executed Change in Control Severance Agreements with the Company providing for specified payments and benefits in the event of a termination of employment without “Cause” or a resignation for “Good Reason” during the period commencing on the 60th calendar day prior to a “Change in Control” and ending on the first anniversary of the Change in Control. Consummation of the Merger, or the acquisition by Purchaser of fifty percent (50%) or more of the outstanding Shares or the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors, would be a Change in Control under these agreements. Assuming a termination of employment without Cause or a resignation for Good Reason within the time periods set forth above, the Company’s executive officers would be entitled to the following payments and benefits, subject to conditions specified in the agreements including execution and non-revocation of a release of claims and compliance with non-competition obligations:

1.	The executive officer’s earned but unpaid base salary through the date of termination, together with all other amounts (including bonuses) and benefits to which the executive officer is entitled under any benefit or bonus plan of the Company earned but unpaid at the time of termination;

2.

Severance pay in an amount equal to the executive officer’s annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and by one-and-one-half (Mr. Richards, and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs except for Mr. Richards whose base salary for these purposes is his base salary payable in connection with his promotion to Chief Financial Officer (as set forth in the Current Report on Form 8-K filed by the Company with the SEC on May 9, 2012).; these amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment;

3.

For the period beginning on the date of termination and ending 12 months (18 months for Mr. Balzer and Mr. Zimmer) following the date of termination (or, if earlier, the date on which the executive officer accepts employment with another employer that provides comparable benefits in terms of cost and scope of coverage and without a preexisting condition limitation or exclusion with respect to the executive officer), the Company shall pay for and provide the executive officer and his dependents with healthcare benefits, on a tax-free basis, that are substantially the same as the benefits provided to the executive officer immediately prior to the date of termination; provided, however, if the Company determines such Company-provided

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benefits violates applicable law, the Company instead will provide a lump sum cash payment in an amount equal to 12 multiplied by the amount executive officer would be required to pay on a monthly basis if the executive officer elected to continue benefits under applicable law (generally referred to as continuing benefits under COBRA);

4.	All restricted stock or other equity incentive awards held by the executive officer will become vested and all stock options will become exercisable.

In the event the executive officer is subject to excise taxation under Section 4999 of the Internal Revenue Code of 1986, as amended, severance payments shall be paid so as result in the maximum benefit being payable to the executive; provided, however, that the Company will not reimburse the executive officer for any excise taxes.

Under the agreements, a termination without “Cause” generally means a termination in the absence of the following: (i) the executive officer’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; (ii) the executive officer’s conviction of any crime constituting fraud, theft or misappropriation of Company property, or of any other crime that materially injures the Company’s business or reputation; (iii) the executive officer’s material violation or breach, as determined by the Board, of the Company’s Code of Business Conduct and Ethics, as in effect from time to time; (iv) the executive officer’s willful or intentional failure to comply in all material respects with a specific direction given by the Board or, for all executive officers other than Mr. Balzer and Mr. Zimmer, by the Chief Executive Officer; or (v) any serious misconduct or negligence in the course of the executive officer’s employment, as determined by the Board. Under the agreements, a resignation for good reason generally means a resignation within 75 days of the occurrence of the following: (i) the assignment to the executive officer of any duties materially inconsistent with the executive officer’s authority, duties or responsibilities in effect immediately prior to the Change in Control; (ii) a reduction in the executive officer’s base salary as in effect immediately prior to the Change in Control, or diminishment of the executive officer’s incentive compensation opportunity at the Company; (iii) a reduction by the Company in the kind or level of employee benefits to which the executive officer was entitled to immediately prior to such reduction with the result that the executive officer’s overall benefits package provided by the Company is materially reduced; (iv) the Company requiring the executive officer to be based at any office or location more than 50 miles from the Company’s principal headquarters prior to the Change in Control event, except for travel reasonably required in the performance of the executive officer’s responsibilities; or (v) the failure of the Company to obtain agreement from any successor to assume and agree to perform the Change in Control severance agreement.

Assuming the employment of Ramtron’s executive officers had been terminated following a change in control of the Company by the Company without Cause or by the executive officer for good reason on September 25, 2012 (the same amounts will be paid upon such a termination anytime thereafter in 2012), without any reduction for purposes of Section 4999 of the Code, each of the Company’s executive officers would have been entitled to the following payments and benefits (determined without regard to any accelerated equity incentive compensation vesting, which value is set forth above):

Executive	Severance Pay ($)	Benefits(1) ($)	Total ($)
Eric A. Balzer	962,500	11,809	974,309
Ying Shiau	360,000	2,412	362,412
Peter L. Zimmer	500,000	31,377	531,377
Gery E. Richards	262,500	11,671	274,171

(1)	The calculation of benefits is based on current costs. Such costs may increase in the future.

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Director Compensation

Directors who are not employees of the Company are compensated for director services as authorized and approved by the full Board. The Company does not pay directors for meeting attendance, but does reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders’ meetings. Effective January 1, 2011, the directors received annual cash compensation, paid quarterly, as follows:

Annual Cash Retainer ($)

Board Chairman	50,000
Board Members	30,000
Additional annual amount for foreign-based members only	5,000

Audit Committee Chairman	15,000
Audit Committee members	6,000

Compensation Committee Chairman	9,000
Compensation Committee members	3,500

Nominating and Governance Committee Chairman	5,000
Nominating and Governance Committee members	2,000

Non-employee directors were eligible to be granted stock awards under the 2005 Plan.

Effective December 15, 2011, each non-employee director was granted a restricted stock award of 10,000 shares of stock, with a one-year vesting period. The Company does not have a formal policy concerning the granting of equity awards to non-employee directors.

Director cash and equity compensation is reviewed during the fourth quarter each year with changes in cash compensation made effective at the beginning of the next year. Equity grants are effective as of the fifteenth day of the calendar month in which the grant is approved if such approval date is on or before the fifteenth day of the calendar month. Equity grants are effective as of the fifteenth day of the immediately following calendar month if such approval date is after the fifteenth day of a calendar month in which the grant is approved.

The Company does not provide any quantifiable perquisites and other personal benefits to non-employee directors.

The table below sets forth director compensation for 2011:

Name	Fees Earned or Paid in Cash ($) (1)	Restricted Stock Awards ($) (2) (3)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)

William G. Howard, Jr.	61,500	19,600	0	0	81,100
William L. George	45,750	19,600	0	0	65,350
Theodore J. Coburn	48,750	19,600	0	0	68,350
Eric Kuo	44,000	19,600	0	0	63,600

(1)	Consists of the amounts described above under “Cash Compensation” and individual committee membership.
(2)	On December 15, 2011, each director was granted a restricted stock award for 10,000 shares with a vesting period and service condition of one year. The value of the stock award is $1.96 per share, based on the closing price as reported on the NASDAQ Global Market on December 15, 2011.
(3)	Reflects the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.

Each member of the Strategic Transactions Committee of the Company is paid a per meeting fee of $500 for telephonic meetings and $1,000 for in-person meetings.

For any special meeting of the Board called to consider any matter with which the Strategic Transactions Committee is dealing, the non-employee U.S.-resident directors are paid a per meeting fee of $500 for telephonic

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meetings and $1,000 for in-person meetings, and non-employee non-U.S.-resident directors are paid $500 for telephonic meetings and $2,000 for in-person meetings. If meetings of the Strategic Transactions Committee and the Board are held on the same day or consecutive days, only one such fee will be payable.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred.

The Company’s Amended and Restated Bylaws, as amended, provide that (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) the Company is permitted to indemnify other employees and agents to the extent that it indemnifies its officers and directors; (3) the Company must advance expenses, as incurred, to its directors and officers in connection with any legal proceeding, subject to certain exceptions; and (4) the rights conferred in the Bylaws are not exclusive.

The Company’s Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL”

Item 4.	The Solicitation or Recommendation

Item 4 of the Statement is hereby amended by restating the subsection entitled “Solicitation/Recommendation” in its entirety as follows:

“Solicitation/Recommendation

The Company has entered into the Merger Agreement with Purchaser and Cypress which provides, among other things, (i) that Purchaser, pursuant to the Revised Offer, shall offer to purchase all of the issued and outstanding Shares for cash consideration of $3.10 per Share, net to the seller in cash, and (ii) as promptly as practicable following consummation of the Revised Offer, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders of the Company who have properly exercised statutory rights of appraisal in accordance with the DGCL, or owned by Cypress, any subsidiary of Cypress, the Company or any of the subsidiaries of the Company, in each case as of immediately prior to the Effective Time), will be cancelled and converted into the right to receive the Revised Offer Price in cash (without interest and subject to applicable withholding taxes).

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The Board has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of the Company unanimously recommends that you ACCEPT the Revised Offer and TENDER your Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

A copy of the letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(20) hereto, and is incorporated herein by reference.”

Item 4 of the Statement is further amended and supplemented by adding the following text to the end of the subsection entitled “Background of the Offer”:

“On September 12, 2012, representatives of Needham & Company spoke with representatives of Greenhill. During this conversation, the representatives of Needham & Company and Greenhill had a general discussion regarding whether a negotiated transaction between Cypress and the Company could be accomplished.

On September 13, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling were present, to continue its discussion of the Company’s exploration of strategic alternatives. After discussion, representatives of Needham & Company were invited to the meeting, and the Board provided guidance to representatives of Needham & Company and Shearman & Sterling regarding further engagement with Greenhill and WSGR. Later on September 13, 2012, representatives of Shearman & Sterling spoke with representatives of WSGR regarding the draft of the Merger Agreement provided to WSGR on September 7, 2012, and the Confidentiality Agreement. Following that discussion, Shearman & Sterling provided a revised draft of the Confidentiality Agreement to WSGR. Also on September 13, 2012, representatives of Needham & Company spoke with representatives of Greenhill, and requested that Greenhill provide a counter-proposal to the price per Share of $3.50 suggested by the Company on September 4, 2012.

On September 14, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling were present, to continue its discussion of the Company’s exploration of strategic alternatives, including a discussion of a price per share at which the Company might enter into a negotiated transaction with Cypress. Representatives of Shearman & Sterling summarized their discussions with WSGR. The Board then authorized management to instruct Needham & Company to engage in discussions with Greenhill regarding a potential process for the parties to further discuss the financial terms of a negotiated transaction.

Also on September 14, 2012, representatives of Needham & Company spoke with representatives of Greenhill, and in that conversation, the representatives of Greenhill declined to provide a counter-proposal, and maintained that $2.88 per Share was Cypress’ current offer.

Later on September 14, 2012, the Committee convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present. Representatives of Needham & Company summarized their discussions with Greenhill. After discussion, the Committee determined to convene a meeting of the Board on September 15, 2012 to continue the discussion.

On September 15, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling were present, to continue its discussion of the Company’s exploration of strategic alternatives, including further discussion of the negotiation process between the Company’s financial and legal advisors and those of Cypress. Following discussion, the Board determined to make a counter-proposal to Cypress of $3.25 per Share. Following the meeting, a subset of the Board convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, and authorized Needham & Company to make a counter-proposal to Cypress of $3.25 per Share, which would remain open until September 21, 2012. Later on September 15, 2012, representatives of Needham & Company spoke to Greenhill and conveyed the Board’s proposal.

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On September 16, 2012, a representative of WSGR contacted a representative of Shearman & Sterling to discuss various open legal issues. Later on September 16, 2012, representatives of Needham & Company spoke with Greenhill, and representatives of Greenhill indicated that Cypress was willing to increase its offer to $3.01 per Share. In response, the representatives of Needham & Company indicated that $3.01 per Share would not be acceptable to the Board.

On September 17, 2012, the Board convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present. Representatives of Needham & Company summarized their discussions with Greenhill, and representatives of Shearman & Sterling summarized their discussions with representatives of WSGR. Following discussion, the Board authorized Needham & Company to make a counter-proposal to Greenhill of $3.15 per Share, but with authority to accept a price per Share anywhere between $3.10 and $3.15. During the afternoon of September 17, 2012, representatives of Needham & Company and Greenhill engaged in discussions and negotiations with respect to a price at which both parties might be able to reach an agreement. During the course of these discussions, representatives of Needham & Company proposed $3.15 per Share, which was followed by a counterproposal from representatives of Greenhill of $3.08 per Share. Representatives of Needham & Company advised Greenhill that the counter-proposal was not within the range that Needham & Company had been authorized to accept on behalf of the Board and advised Greenhill that $3.10 per Share was the limit of the acceptable range. In a later discussion between representatives of Greenhill and Needham & Company, the representatives of Greenhill informed the representatives of Needham & Company that Cypress would accept a price per Share of $3.10, conditioned on the termination fee payable by the Company in certain circumstances, as described in the Merger Agreement, being $5,000,000. Later that evening, representatives of Shearman & Sterling and WSGR discussed and exchanged several drafts of the Merger Agreement.

On the morning of September 18, 2012, the Board convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present, to review Cypress’ revised proposal, including the proposed draft of the Merger Agreement, and the legal, financial and other considerations relevant thereto. After the representatives of Needham & Company departed the meeting, representatives of Shearman & Sterling reviewed with the Board its fiduciary duties and presented a summary of the terms and conditions of the proposed Merger Agreement.

During the course of the day and evening of September 18, 2012, representatives of Shearman & Sterling held numerous discussions with representatives of WSGR to negotiate and finalize the terms of the draft Merger Agreement and the Confidentiality Agreement.

Later on September 18, 2012, the Board convened a telephonic meeting, at which management and representatives of Needham & Company and Shearman & Sterling were present. Representatives of Needham & Company updated the Board on the strategic alternative process and the various parties that had engaged in the process. Representatives of Needham & Company then discussed with the Board their financial analyses of the proposed Revised Offer price of $3.10 per Share and indicated to the Board that, based on the current draft of the Merger Agreement, Needham & Company was in a position to deliver an opinion as to the fairness, from a financial point of view, of the $3.10 per Share consideration to be paid to holders of Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Merger Agreement. After careful consideration, including discussions with the Company’s management, Needham & Company and Shearman & Sterling, and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer price of $3.10 per Share and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer of $3.10 per Share and the Merger. The Board’s approval of the foregoing was conditioned upon

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satisfactory resolution of the remaining open points in the Merger Agreement pursuant to the guidance provided by the Board to Shearman & Sterling, and delivery of Needham’s written opinion immediately prior to execution of the Merger Agreement. The Board unanimously determined to recommend that the Company’s stockholders accept the Revised Offer of $3.10 per Share, tender their Shares to Purchaser pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

Following the finalization of the Merger Agreement, and immediately prior to its execution, Needham & Company then delivered to the Board its written opinion dated September 18, 2012, to the effect that, as of that date and based upon and subject to the assumptions and other matters set forth in the opinion, the $3.10 per Share consideration to be received by the holders of Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders.

On the evening of September 18, 2012, the Company, Purchaser and Cypress executed the Merger Agreement and the Confidentiality Agreement.

On the morning of September 19, 2012, the Company and Cypress issued a joint press release with respect to the execution of the Merger Agreement and announcing that Cypress would amend the Offer to increase the price to $3.10 per Share. A copy of the press release is incorporated by reference as Exhibit (a)(21) to the Statement and is incorporated herein by reference.”

Item 4 of the Statement is further amended by restating the subsection entitled “Reasons for the Recommendation” in its entirety as follows”:

“At a special meeting of the Board held on September 18, 2012, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger. Accordingly, the Board recommends that stockholders ACCEPT the Revised Offer and TENDER their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

In reaching its determination to approve the Merger Agreement and to recommend that stockholders accept the Revised Offer, and, if required by applicable Delaware law, adopt the Merger Agreement, the Board considered numerous factors, including, but not limited to, the following:

(1) Review of Strategic Alternatives.

Following the Board’s instruction to the Company’s management to explore strategic alternatives to maximize value for the Company’s stockholders, the Company, with the assistance of the Company’s financial advisor, commenced a thorough process. In connection with this strategic alternative review process, the Company, with the assistance of its financial advisor, contacted 24 companies, entered into 7 confidentiality agreements with interested parties (the “Interested Parties”) (including Cypress), and provided due diligence materials to and held numerous follow-up due diligence calls with the Interested Parties. None of the Interested Parties were willing to propose a transaction that provided more value to the Company’s stockholders than the Revised Offer. In addition, the Board considered and reviewed, in consultation with the Company’s management and legal and financial advisors, strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company, a strategic alignment with one or more investors or joint venture counterparties, other potential strategic transactions to recognize the long-term value of the Company for its stockholders, and continuing with the Company’s current growth plans, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Board believes that consummation of the Revised Offer and the Merger represent the Company’s best prospect for maximizing stockholder value.

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(2) The Company’s Financial Condition and Prospects.

The Board reviewed the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan and potential long-term value, taking into account its future prospects and risks if it were to remain an independent company, including, but not limited to:

•	the Company’s recent financial performance,

•	the Company’s prospects for future growth, which involve potential benefits inherent in, as well as the risks associated with, executing its business plan;

•	the highly competitive and rapidly evolving nature of the semiconductor industry; and

•

the risks identified in the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the quarter ended June 30, 2012.

(3) Full and Fair Value.

The Board believes that the Revised Offer represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan, the risks related thereto, and potential long-term value.

(4) Loss of Opportunity.

The Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could remain below the value of the Revised Offer price, and could fall, possibly substantially, below the then current trading price.

(5) Premium to Current and Historical Trading Prices of Shares.

The Board considered the stock price premium analysis presented by Needham & Company, as described in the “Reasons for the Recommendation — Opinion of the Company’s Financial Advisor” below, including that the price to be paid pursuant to the Merger Agreement and the Revised Offer reflects a 71.3% premium to the closing price of the Shares on the NASDAQ Global Select Market on June 11, 2012 (the last trading day prior to the first public announcement of Purchaser’s initial proposed offer) and a 77.1% premium to the average closing price of the Shares on the NASDAQ Global Select Market for the five trading days preceding June 11, 2012 (the last trading day prior to the first public announcement of Purchaser’s initial proposed offer).

(6) Certainty of Value and Likelihood of Completion.

The form of consideration to be paid to holders of Shares in the Revised Offer and Merger is cash, which will provide certainty of value to the Company’s stockholders. The Board believes the Revised Offer and Merger are very likely to be completed promptly, based upon, among other things, the fact that pursuant to the Merger Agreement, Cypress’ obligations to consummate the Revised Offer and the Merger are not subject to a financing condition, necessary approvals under the HSR Act and with the FCO have been obtained, and the Revised Offer is otherwise subject to very limited conditions.

(7) Structure of the Transaction and Timing of Completion.

The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as an amendment to an outstanding tender offer for all of the outstanding Shares, allows stockholders of the Company to receive cash consideration for their Shares on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders, followed by the Merger, in which stockholders will receive the same per Share consideration as received by stockholders who tender their Shares in the Revised Offer.

(8) Opinion of Financial Advisor.

Needham & Company delivered to the Board its written opinion dated September 18, 2012, to the effect that, as of that date and based upon and subject to the factors, limitations, qualifications and assumptions set forth in the

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opinion, the $3.10 per Share consideration to be paid to holders of Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

(9) Terms of the Merger Agreement.

•

Consideration of Alternative Transaction Proposals. The terms of the Merger Agreement permit the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited proposal for an alternative transaction from a third party prior to the consummation of the Revised Offer, and the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept an unsolicited superior proposal upon payment to Cypress of a termination fee of $5 million.

•

Board’s Ability to Change or Withdraw its Recommendation. The Board is permitted pursuant to the terms of the Merger Agreement, to withdraw, modify or change its recommendation in favor of the Revised Offer and the Merger, in a manner adverse to Cypress or Purchaser, under certain circumstances specified in the Merger Agreement, including in connection with an unsolicited superior proposal after complying with the terms of the Merger Agreement, subject to payment to Cypress of a termination fee of $5 million if, as a result, Cypress terminates the Merger Agreement.

(10) Availability of Appraisal Rights.

Statutory appraisal rights are available to the Company’s stockholders who do not tender their Shares in the Revised Offer and who otherwise comply with all the required procedures under Delaware law, which allows such stockholders to seek appraisal of the fair value of their Shares in connection with the Merger as determined by the Delaware Court of Chancery.

The Board also considered potential risks relating to the Merger and the Revised Offer, including the following:

(1) No Stockholder Participation in Future Growth or Earnings.

The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company and/or Cypress is successful in developing some or all of the products in the Company’s pipeline or as to which the Company has economic rights.

(2) Interim Restrictions on Business.

The Merger Agreement contains customary restrictions on the conduct of the Company’s business prior to the effective time of the Merger that require the Company to conduct its business in all material respects only in the ordinary course, subject to specific limitations, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

(3) Termination Fee.

Under certain circumstances specified in the Merger Agreement, the Company could be obligated to pay Cypress a termination fee in the amount of $5 million.

(4) Interests of Management.

Certain executive officers of the Company may have potential conflicts of interest, including those arrangements described more fully under Item 3. “Past Contacts, Transactions, Negotiations, and Agreements” of this Statement, that may cause such executive officers to be more likely to support the approval and adoption of the Revised Offer, the Merger and the Merger Agreement than if they did not have these interests and which interests may be different from those of stockholders generally.

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(5) Taxable Consideration.

The Merger is expected to constitute a taxable transaction for U.S. federal income tax purposes. As a result, any gain from the transactions contemplated by the Merger Agreement generally would be taxable to U.S. stockholders for U.S. federal income tax purposes. In addition, any gain from any appraisal proceeding could be taxable for U.S. federal income tax purposes to U.S. stockholders who perfect their appraisal rights.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE REVISED OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, ADOPT THE MERGER AGREEMENT.

The Board reserves the right to revise this recommendation, to the extent permitted by the terms of the Merger Agreement. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Revised Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and recommended that holders of the Shares tender their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.”

Item 4 of the Statement is further amended and supplemented by adding the following text immediately following the end of the subsection entitled “Reasons for the Recommendation”:

“Opinion of the Company’s Financial Advisor

The Company retained Needham & Company to act as financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer and in connection with the Merger, and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by those holders in the Revised Offer and the Merger pursuant to the Merger Agreement.

On September 18, 2012, Needham & Company delivered to the Board its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $3.10 per Share, net to the seller in cash (the “Merger Consideration”), to be received by the holders of Shares (other than Cypress, Purchaser and their respective affiliates) in the Revised Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Cypress, Purchaser and their respective affiliates) of the Merger Consideration, which was determined through arm’s length negotiations between the Company and Cypress. While Needham & Company provided independent financial advice to the Board during the course of the negotiations between the Company and Cypress, the decision to approve and recommend the Revised Offer and the Merger was made independently by the Board. Needham & Company’s opinion does not address any other aspect of the Revised Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Revised Offer or how that stockholder should vote or act on any matter relating to the Revised Offer or the Merger.

The complete text of Needham & Company’s opinion, dated September 18, 2012, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the

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review undertaken by Needham & Company, is attached as Annex A hereto. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated September 18, 2012;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. In addition, Needham & Company assumed that the Revised Offer and the Merger would be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Revised Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Cypress or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Cypress or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Revised Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Revised Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham

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& Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Revised Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to September 17, 2012, and is not necessarily indicative of current or future market conditions.

Selected Company Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because their businesses may be considered similar to the business of the Company. These companies, referred to as the selected companies, consisted of the following:

Atmel Corporation

Cypress Semiconductor Corporation

GSI Technology, Inc.

Integrated Silicon Solution, Inc.

Macronix International Co., Ltd.

Microchip Technology Incorporated

Micron Technology, Inc.

Spansion Inc.

The following table sets forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months (“LTM”) revenues;

•	enterprise value as a multiple of projected calendar year 2012 and 2013 revenues;

•	enterprise value as a multiple of adjusted LTM earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”);

•	enterprise value as a multiple of projected calendar year 2012 and 2013 adjusted EBITDA;

•	price as a multiple of LTM non-GAAP earnings per share, (“non-GAAP EPS”); and

•	price as a multiple of projected calendar year 2012 and 2013 non-GAAP EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on September 17, 2012 and calculated multiples for the Company based on the Merger Consideration of $3.10 per Share. All financial information excluded the impact of non-recurring items. Adjusted EBITDA amounts excluded the impact of stock-based compensation expense and amortization of intangibles. Non-GAAP EPS amounts excluded the impact of stock-based compensation expense and amortization of intangibles, net of tax. Projected calendar year 2012 and 2013 multiples for the Company were calculated based on forecasts by management of the Company.

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	Selected Companies				Ramtron Implied by Merger
	High	Low	Mean	Median

Enterprise value to LTM revenues	3.8x	0.6x	1.5x	1.1x	1.8x

Enterprise value to projected calendar year 2012 revenues	3.3x	0.7x	1.5x	1.1x	2.1x

Enterprise value to projected calendar year 2013 revenues	2.7x	0.6x	1.3x	1.0x	1.7x

Enterprise value to LTM adjusted EBITDA	10.1x	4.3x	6.9x	6.6x	12.5x

Enterprise value to projected calendar year 2012 adjusted EBITDA	18.9x	4.1x	9.0x	8.1x	15.8x

Enterprise value to projected calendar year 2013 adjusted EBITDA	11.4x	2.8x	6.2x	5.8x	8.2x

Price to LTM non-GAAP EPS	46.7x	11.1x	20.0x	18.4x	29.7x

Price to projected calendar year 2012 non-GAAP EPS	37.4x	12.1x	19.5x	17.7x	77.7x

Price to projected calendar year 2013 non-GAAP EPS	29.7x	8.4x	15.4x	13.5x	18.7x

Selected Transaction Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2008 that involved target companies that were publicly-traded semiconductor companies and had transaction equity values of less than $200 million:

Acquirer	Target

Zoran Corporation	Microtune, Inc.
Microsemi Corporation	White Electronic Designs Corporation
IXYS Corporation	ZiLOG, Inc.
ON Semiconductor Corporation	California Micro Devices Corporation
Integrated Device Technology, Inc.	Tundra Semiconductor Corporation
CSR plc	SiRF Technology Holdings, Inc.
Exar Corporation	hi/fn, inc.
TranSwitch Corporation	Centillium Communications, Inc.
ON Semiconductor Corporation	Catalyst Semiconductor, Inc.
Cypress Semiconductor Corporation	Simtek Corporation
Imperium Partners Group, LLC	ESS Technology, Inc.
Diodes Incorporated	Zetex plc
Freescale Semiconductor, Inc.	SigmaTel, Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for the Company based on the Merger Consideration of $3.10 per Share.

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The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				Ramtron Implied by Merger
	High	Low	Mean	Median

Enterprise value to LTM revenues	1.9x	0.0x	0.9x	0.8x	1.8x

Enterprise value to LTM adjusted EBITDA	46.6x	5.1x	17.6x	14.2x	12.5x

Stock Price Premium Analysis. Needham & Company analyzed publicly available financial information for 22 merger and acquisition transactions that represent transactions involving publicly-traded technology and technology-enabled services companies completed since January 1, 2010 with transaction equity values of between $50 million and $200 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day and five trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $3.10 per Share and the closing prices of the Shares one trading day and five trading days prior to June 11, 2012, the last trading day prior to public distribution by Cypress of its letter proposing to acquire the Company. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger at $3.10
	High	Low	Mean	Median

One trading day stock price premium	116.3%	-1.5%	36.7%	29.7%	71.3%

Five trading day stock price premium	120.6%	-1.5%	38.8%	33.5%	77.1%

Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company’s management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected last quarter of 2012 and years 2013 through 2016 using discount rates ranging from 20.0% to 23.0%. Needham & Company then calculated a range of illustrative terminal enterprise values as of the end of 2016 by applying multiples ranging from 5.0x to 7.0x to the Company’s management’s estimate of its 2016 EBITDA. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 20.0% to 23.0%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s cash and subtracted the Company’s debt to arrive at the ranges of implied present equity values. This analysis indicated an implied per Share equity reference range for the Company of $3.57 to $5.01, as compared to the Merger Consideration of $3.10 per Share.

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to the Company or to the Revised Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its September 18, 2012 opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the

18

particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Revised Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Merger Consideration or the Revised Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. In the past two years, Needham & Company acted as financial advisor to the Company in connection with Cypress’s March 2011 acquisition proposal and acted as sole book-running manager for the Company’s public offering of Shares in July 2011. Needham & Company has not in the past two years provided investment banking or financial advisory services to Cypress or its affiliates. Needham & Company may in the future provide investment banking and financial advisory services to Cypress, the Company or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Cypress and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.”

Item 4 of the Statement is further amended by adding a subsection entitled “Intent to Tender” as follows:

“Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each of the Company’s executive officers and directors currently intends to tender into the Revised Offer any Shares held of record or beneficially owned by them. As of the date of this Statement, none of the Company’s subsidiaries held of record or beneficially owned any Shares.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Item 5 of the Statement is hereby amended by restating the first paragraph under the subsection “Needham & Company” in its entirety as follows:

“Pursuant to an engagement letter dated June 13, 2012, the Company retained Needham & Company to act as exclusive financial advisor in connection with strategic planning and merger and acquisition activities. The Company has paid or agreed to pay Needham & Company nonrefundable fees of $250,000 for each opinion that Needham & Company rendered to the Board that became payable upon delivery of Needham & Company’s opinions on July 3, 2012, September 8, 2012 and September 18, 2012, for a total of $750,000. If the Offer is consummated, the Company has agreed to pay Needham & Company an additional fee of 2.0% of the aggregate purchase price paid or payable in the Offer and the Merger (or approximately $2.5 million), against which the

19

opinion fees would be credited. Whether or not the Offer or the Merger is consummated, the Company has agreed to reimburse Needham & Company for all of its reasonable out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.”

Item 6.	Interest in Securities of the Subject Company

Item 6 of the Statement is hereby amended by restating the section in its entirety as follows:

“Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals

Item 7 of the Statement is hereby amended by restating the section in its entirety as follows:

“Except as otherwise set forth in this Statement, or incorporated in this Statement by reference, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Revised Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by Cypress, any subsidiary of Cypress, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as described above, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Revised Offer that relate to one or more of the events referred to in this paragraph.”

Item 8.	Additional Information

Item 8 of the Statement is hereby amended by restating the subsection entitled “Golden Parachute Compensation” in its entirety as follows:

The section beginning on page 24 of the Statement under the heading “Golden Parachute Compensation” is deleted in its entirety and replaced with the following:

“The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Revised Offer and the Merger, assuming that the Merger closes on September 25, 2012, the named executive officers are terminated on the same day, and the vesting of all outstanding stock options, shares of restricted stock, and restricted stock units is accelerated in full.

Golden Parachute Compensation

Name	Severance Pay (1) ($)	Cash Consideration for Equity (2) ($)	Perquisites/ Benefits (3) ($)	Total ($)
Eric A. Balzer	962,500	686,756	11,809	1,661,065
Gery E. Richards	262,500	149,775	11,671	423,946
Ying Shiau	360,000	176,773	2,412	539,185
Peter L. Zimmer	500,000	435,014	31,377	966,391

(1)

Assumes a qualifying termination within 60 days preceding and 12 months after a change in control and based upon a change in control on September 25, 2012; amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment; amounts reflect payment annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and one-and-one-half (for Mr. Richards,

20

and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs (January 1, 2012 assuming a change in control on September 25, 2012) except for Mr. Richards whose base salary for these purposes is his base salary payable in connection with his promotion to Chief Financial Officer (as set forth in the Current Report on Form 8-K filed by the Company with the SEC on May 9, 2012).
(2)	Assumes all outstanding equity awards vest in full. (Such vesting acceleration would occur upon a qualifying termination within 60 days preceding and 12 months after a change in control per existing Change in Control Severance Agreements.) Calculation is based on a change in control on September 25, 2012, and $3.10, which is the per Share cash amount to be paid for each Share in the Revised Offer and pursuant to the Merger. Consists of the cash value of the stock options, Shares of Company restricted stock, and restricted stock units that fully vest (and excludes Shares covered by stock options that already had vested). The value of cash payments related to stock options is determined based on the excess, if any, of $3.10, which is the per Share cash amount to be paid for each Share in the Revised Offer and pursuant to the Merger, over the exercise price, multiplied by the number of Shares covered by each stock option that would vest upon certain terminations of employment. The value of cash payments related to Shares of restricted stock and restricted stock units is $3.10 multiplied by the number of Shares of restricted stock or the number of restricted stock units that would vest upon certain terminations of employment.
(3)	Assumes a qualifying termination within 60 days preceding and 12 months after a change in control based upon a change in control on September 25, 2012; consists of the cost to continue participation in the Company’s group health plan for 12 months (18 months for Mr. Balzer and Mr. Zimmer) based on current costs (such costs may increase in the future).”

Item 8 of the Statement is further amended by restating the last sentence of the subsection “State Anti-Takeover Laws — Delaware” in its entirety as follows:

“In accordance with the provisions of DGCL Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4, and, therefore, the restrictions of Section 203 are inapplicable to Cypress, Purchaser, the Revised Offer, the Merger and the transactions contemplated under the Merger Agreement.”

Item 8 of the Statement is further amended by restating the last paragraph of the subsection entitled “Rights Agreement” in its entirety as follows:

“On September 18, 2012, prior to the execution of the Merger Agreement, the Board approved an amendment (the “Amendment”) to the Rights Agreement, dated as of April 19, 2001, as amended March 2, 2011, between the Company and Computershare Trust Company, N.A., as Rights Agent. The Amendment renders the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, Merger and Top-Up Option (as such terms are defined in the Merger Agreement). Specifically, the Amendment, among other matters, provides that none of (i) the approval, execution, delivery, performance or public announcement of the Merger Agreement (including any amendments or supplements thereto), (ii) the public announcement, commencement or consummation of the Offer, Merger or Top-Up Option, (iii) the public announcement, commencement or consummation of any of the other transactions contemplated by the Merger Agreement, or (iv) the consummation of any of the other transactions contemplated by the Merger Agreement will result in either Parent or Purchaser being deemed an Acquiring Person (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a Stock Acquisition Date, a Distribution Date, or a Triggering Event (as those terms are defined in the Rights Agreement). The Amendment also provides that the Rights shall expire immediately prior to the Effective Time if the Rights Agreement has not otherwise terminated or if the Rights have not otherwise been redeemed or exchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.”

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The text under the heading “Cautionary Statements” on page 30 of the Statement is deleted in its entirety and replaced with the following:

“This Solicitation/Recommendation Statement on Schedule 14D-9 includes forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “should,” and “potential,” among others. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to: general and regional economic conditions and conditions specific to the semiconductor industry; demand for Ramtron’s products; order cancellations or reduced order placements; product sales mix; the timely development of new technologies; competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions; Ramtron’s ability to maintain an appropriate amount of low-cost foundry production capacity from its foundry sources in a timely manner; our foundry partners’ timely ability to successfully manufacture products for Ramtron; our foundry partners’ ability to supply increased orders for F-RAM products in a timely manner using Ramtron’s proprietary technology; any disruptions of Ramtron’s foundry or test and assembly contractor relationships; currency fluctuations; unexpected design and manufacturing difficulties; defects in products that could result in product liability claims; and the risk factors listed from time to time in Ramtron’s SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. SEC-filed documents are available at no charge at the SEC’s website (www.sec.gov) or from the Company.

All forward-looking statements included in this release are based upon information available to Ramtron as of the date of this release, which may change.”

Item 9.	Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(20)	Letter to Stockholders, dated September 25, 2012

(a)(21)	Joint Press Release issued by Cypress Semiconductor Corporation and Ramtron International Corporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 19, 2012)

(a)(22)	Opinion of Needham & Company, LLC dated September 18, 2012 (included as Annex A to this Statement)

(e)(7)	Agreement and Plan of Merger, dated as of September 18, 2012, among Ramtron International Corporation, Cypress Semiconductor Corporation and Rain Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on September 19, 2012)

(e)(8)	Confidentiality Agreement, dated as of September 18, 2012, among Ramtron International Corporation and Cypress Semiconductor Corporation

(e)(9)	Amendment No. 2 to Rights Agreement, dated as of September 18, 2012, between Ramtron International Corporation and Computershare Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 19, 2012)

(e)(10)	Excerpts from Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (incorporated herein by reference to Annex B hereto)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RAMTRON INTERNATIONAL CORPORATION

By:	/s/ Gery E. Richards
Name:	Gery E. Richards
Title:	Chief Financial Officer

Dated: September 25, 2012

23

Annex A

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

September 18, 2012

Board of Directors

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

Gentlemen:

We understand that Cypress Semiconductor Corporation (“Cypress”), Ramtron International Corporation (the “Company”), and Rain Acquisition Corp., a wholly-owned subsidiary of Cypress (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to amend its pending tender offer (as amended, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and the associated preferred stock purchase rights to reflect a revised price of $3.10 per share, net to the seller in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than shares held in the treasury of the Company or owned by Cypress or any direct or indirect wholly owned subsidiary of the Company or Cypress or as to which appraisal rights have been properly exercised) will be converted into the right to receive $3.10 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Cypress, Purchaser and their respective affiliates (collectively, the “Cypress Parties”)) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated September 18, 2012; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

100 Spear Street, San Francisco, CA 94105 (415) 262-4860

Board of Directors

Ramtron International Corporation

September 18, 2012

Needham & Company, LLC

trading volumes of Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated September 18, 2012 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Cypress or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Cypress or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Cypress Parties) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be

Board of Directors

Ramtron International Corporation

September 18, 2012

Needham & Company, LLC

received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company as financial advisor in connection with the Transaction and to render this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion, and a substantial portion of which is contingent on the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have, in the past, provided investment banking and financial advisory services to the Company for which we have received compensation, including, within the past two years, acting as financial advisor in connection with strategic planning and merger and acquisition activities, including Cypress’s previous acquisition proposal in 2011, and acting as sole book-running manager for the Company’s public offering of Company Common Stock in July 2011. We have not in the past two years provided investment banking or financial advisory services to the Cypress Parties. We may in the future provide investment banking and financial advisory services to the Company, Cypress and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Cypress for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Board of Directors

Ramtron International Corporation

September 18, 2012

Needham & Company, LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Cypress Parties) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours, NEEDHAM & COMPANY, LLC

Annex B

RAMTRON INTERNATIONAL CORPORATION

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Annex B (the “Information Statement”) is being provided as part of Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of Ramtron International Corporation, a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), to a majority of the seats on the Board of Directors of the Company (the “Board of Directors”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

On June 21, 2012, Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Cypress, commenced a tender offer to purchase all of the issued and outstanding Shares, at a price of $2.68 net per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2012 by Purchaser and Cypress.

On September 18, 2012, the Company, Cypress and Purchaser entered into the Merger Agreement pursuant to which, among other things, Cypress and Purchaser agreed, among other things, to amend the Offer to purchase all of the issued and outstanding Shares, at a price of $3.10 net per Share in cash (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Revised Offer to Purchase (as defined below) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Revised Offer”).

The Revised Offer is being made pursuant to the Merger Agreement. At the Effective Time (as defined in the Merger Agreement), pursuant to the terms of the Merger Agreement, a change of control of the Company would result. The Merger Agreement provides that, among other things, following the Purchase Time and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”) and each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders of the Company who have properly exercised statutory rights of appraisal in accordance with the DGCL, or owned by Cypress, any subsidiary of Cypress, the Company or any of the subsidiaries of the Company, in each case as of immediately prior to the Effective Time) will be cancelled and converted into the right to receive the Revised Offer Price in cash. The terms of the Merger Agreement are described in greater detail in Item 3 of the Schedule 14D-9 and in Section 8 — “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth on the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in Schedule 14D-9.

The information contained in this Information Statement concerning Cypress and Purchaser and the Cypress Designees (as defined below) has been furnished to the Company by Cypress and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Company’s common stock, par value $0.01 per share (the “Common Stock”) is the only class of stock of the Company outstanding. Under the Company’s Certificate of Incorporation, the holders of the Common Stock are entitled to elect 100% of the Board of Directors, each Share representing one vote. As of August 31, 2012, there were 35,406,603 shares of Common Stock outstanding. On April 19, 2011, the Company entered into the Rights Agreement, by and between the Company and Computershare Trust Company, LLC, as rights agent (as amended March 2, 2011 and September 18, 2012, the “Rights Agreement”), which granted rights to purchase shares Series B Participating Preferred Stock, par value $0.01 per share, (the “Rights,” and together with the Common Stock, the “Shares”).

The Board of Directors currently consists of six members, and there are currently no vacancies. Each director of the Company holds office until such director’s successor is elected and qualified or until such director’s earlier resignation, retirement or removal.

Designation of Directors and Continuing Directors

The Merger Agreement provides that, after Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Purchase Time”) and at all times thereafter, Purchaser is entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give Purchaser representation on the Board of Directors equal to the product of (x) the total number of directors on the Board of Directors (after giving effect to any increase in the number of directors pursuant to this provision) and (y) the percentage that such number of Shares so purchased bears to the total number of Shares outstanding. After the Purchase Time, a majority of the directors of Ramtron then in office who are directors of Ramtron on September 18, 2012 or their successors as appointed by such continuing directors, will continue to serve on the Board of Directors (the “Continuing Directors”).

Following the election or appointment of the Cypress Designees to the Board of Directors, until the Effective Time, a majority of the Continuing Directors will be required to approve certain actions, including (i) to amend or terminate the Merger Agreement, (ii) to extend the time of performance of any of the obligations or other acts of Cypress or Purchaser , (iii) to waive compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of the Company, (iv) to exercise any of the Company’s rights or remedies under the Merger Agreement, or (v) to take any action to seek to enforce any obligation of Cypress or Purchaser under the Merger Agreement (or any other action by the Board of Directors with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Cypress or Purchaser).

The names of, and other certain information about, the Continuing Directors and the other members of the Board of Directors can be found under the heading “Directors, Executive Officers, Promoters and Control Persons” below.

The Cypress Designees

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each designee of Cypress (collectively, the “Cypress Designees”) are set forth below. Following the Offer Closing, Cypress will select its designees, who will represent a majority of the members of the Board of Directors, from the list below. Unless otherwise indicated, the business address of each designee is care of Cypress Semiconductor Corporation, 198 Champion Court, San Jose, CA 95134-159.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
T.J. Rodgers	64	Founder, president, chief executive officer and a director of Cypress. Director of Cypress since 1982.
Brad W. Buss	48

Secretary of Purchaser since its formation in June 2012. Executive Vice President, Finance and Administration and Chief Financial Officer of Cypress since 2005. Director of

Purchaser since 2012. Mr. Buss has been a director of Tesla Motors, Inc. since November 2009.

Dana C. Nazarian	46

President of Purchaser since its formation in June 2012. Executive Vice President of the

Memory Products Division of Cypress since February 2009. From 2007 to 2009, Mr.

Nazarian was the managing director and then Vice President of Cypress’s Synchronous

Memory business unit. Director of Purchaser since 2012.

Neil Weiss	61	Treasurer of Purchaser since its formation in June 2012. Senior Vice President and Treasurer of Cypress since 2006. Director of Purchaser since 2012.

Cathal Phelan	49

Executive Vice President of the Consumer and Computation Division of Cypress since

2012. Served as Executive Vice President and Chief Technical Officer of Cypress from

2008 until 2012. From 2006 until 2008, Mr. Phelan served as Chief Executive

Officer/President at Ubicom Inc., a venture capital backed company delivering multi-

threaded CPUs.

Thomas Surrette	50	Executive Vice President of Human Resources of Cypress since September 2008. From 2003 to 2005, Mr. Surrette was the Vice President for Non-Volatile Memory for Cypress, and from 2007 to September 2008, Mr. Surrette was Senior Vice President of Worldwide Operations for Cypress.
Victoria Valenzuela	38	Vice President, Legal Affairs of Cypress since 2007 and General Counsel since 2009.
Babak Taheri	50	Business Unit Vice President and General Manager of Cypress since April 2010. From June 2006 to May 2008, Mr. Taheri was Vice President of Engineering of InvenSense Inc. and from May 2008 to April 2011, he was Vice President of Cypress.

None of any of the Cypress Designees, has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CURRENT BOARD OF DIRECTORS OF THE COMPANY

To the extent the Board of Directors, following the Effective Time, will consist of persons who are not Cypress Designees, the Board of Directors is expected to consist of those persons who are currently directors of the Company who do not resign.

The names of the directors, together with their ages and certain other information, are listed below.

Name	Age	Position(s) with the Company

William G. Howard, Jr.(1)(2)(3)	70	Chairman of the Board
William L. George(1)(2)(3)	69	Director, Chairman of the Compensation Committee and Chairman of the Nominating and Governance Committee
Theodore J. Coburn(1)(2)(3)	58	Director, Chairman of the Audit Committee
Eric Kuo(1)(2)(3)	60	Director
James E. Doran	63	Director
Eric A. Balzer	63	Director, Chief Executive Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Governance Committee

Dr. William G. Howard has served as a director of the Company since July 1994. Since September 1990, Dr. Howard has been an independent engineering consultant to various entities, including SEMATECH, the semiconductor Industry Association and Dow Corning. Dr. Howard is a member of the National Academy of

Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science. Dr. Howard has served on many boards of directors of both public and private companies and is currently a director of Xilinx, Inc. (XLNX), a public company that manufactures integrated circuits and Sandia National Laboratories, a private company that is a multi-program engineering and science laboratory operated by Sandia Corporation, a Lockheed Martin Company. He has served on audit, compensation, and governance committees of several companies. Dr. Howard’s technology, business expertise, and diversified background of managing and serving on the boards of directors of public and private technology-based companies, give him the qualifications and skills to serve as Chairman of the Board of Directors of the Company. For these reasons, in addition to his past service as a director and Chairman of the Board of the Company and his status as an independent director, Dr. Howard is fully qualified to serve an additional term as director on our board.

Dr. William L. George became a director of the Company in August 2005. From July 2007 until his retirement in September 2008, Dr. George served as executive vice president, manufacturing services, of ON Semiconductor, a supplier of performance power solutions. From August 1999 until June 2007, Dr. George served as executive vice president of operations for ON Semiconductor. Dr. George received a B.S. degree in metallurgical engineering from the University of Oklahoma and a Ph.D. in Materials Science from Purdue University. Dr. George is a director of Silicon Image, Inc. (SIMG), a public company that designs and develops mixed-signal integrated circuits, and is a director of Power Integrations, Inc. (POWI), a public company that is a supplier of high voltage analog circuits for power management in line driven applications. Dr. George serves on the compensation committee of Silicon Image, the compensation and audit committees of Power Integrations, and chairs the nominating and governance committee of Silicon Image. Dr. George’s operations and manufacturing expertise, including 30 years of managing and serving on the boards of directors of public technology-based and semiconductor manufacturing companies, gives him the qualifications and skills to serve as a director of our Company. For these reasons, in addition to his past service as a director of the Company and his status as an independent director, Dr. George is fully qualified to serve an additional term as director on our board.

Mr. Theodore J. Coburn joined the Company as a director in September 2005. From August 1991 to December of 2009, Mr. Coburn served as president of the Coburn Capital Group, a boutique investment bank based in New York City. Since January 2010, Mr. Coburn has served as a partner of Coburn Greenberg Partners LLC, a strategic advisory and investment banking firm. He also served as trustee of the Allianz Global Investors Mutual Fund Complex from 1991 to 2011. From January 2007 to November 2008, Mr. Coburn served as executive vice president of Nations Academy, a private education management company. From March 2006 to January 2007, Mr. Coburn was executive vice president of Edison Schools Inc., a private educational management company. Mr. Coburn received a B.S. degree in economics and finance from the University of Virginia; an M.B.A. degree from Columbia’s Graduate School of Business; and a Masters of Divinity degree, a Master’s degree in education, and a Certificate of Advanced Studies in Cognitive Development from Harvard University. Mr. Coburn’s financial and investment management expertise and diversified background of managing and serving on the boards of directors of private companies, together with his experience in managing financial affairs of complex institutions and insight into U.S. financial markets, give him the qualifications and skills to serve as a director of our Company. For these reasons, in addition to his past service as a director of the Company and his status as an independent director, Mr. Coburn is fully qualified to serve an additional term as director on our board.

In October 2004, Mr. Coburn, in his capacity as an independent trustee of the Allianz Funds (a mutual fund family), was named as a defendant along with the investment advisers, distributor, other trustees, officers and other affiliates of the Funds in a consolidated class action pending in the federal district court in Connecticut. The lawsuit involved class and derivative claims, and it was based on allegations that the investment advisers and other service providers were involved in improper revenue sharing arrangements relating to the Funds. The plaintiffs seek, among other things, unspecified compensatory damages plus interest, as well as punitive damages.

Mr. Eric Kuo joined us as a director in March 2008. From April 2003 until December 2007, he served as president and managing director of Fairchild Semiconductor (HK) Ltd., the Asia/Pacific arm of Fairchild Semiconductor (FCS), a public company that provides high performance semiconductors that optimize energy for various product applications. In that capacity, Mr. Kuo was responsible for defining and implementing the region’s strategic business plan and execution for Fairchild Semiconductor’s Asia Pacific investments, acquisitions, divestitures and joint ventures. From January 2009 to December 2009, Mr. Kuo served as senior vice president of worldwide sales of Alpha and Omega Semiconductor (AOSL), a public company engaged in power management semiconductor products. Since June 2011, Mr. Kuo has served as president of Lite-On Semiconductor Corp., a Taiwanese public company that develops and markets contact image sensors and semiconductor components. Mr. Kuo holds both a BSc in Management from National Chung Hsin University in Taiwan and an MBA from Golden Gate University in San Francisco. Mr. Kuo’s operations and sales and marketing expertise, as well as his extensive experience in sales management and relationship development in the Asia/Pacific region which is particularly relevant due to the Company’s global sales, foreign manufacturing and assembly of products, gives him the qualifications and skills to serve as a director of our Company. For these reasons, in addition to his past service as a director of the Company and his status as an independent director, Mr. Kuo is fully qualified to serve an additional term as director on our board.

Mr. James E. Doran became a director of the Company in January 2012. During 2011, Mr. Doran was a consultant to the Company on its foundry technology and supply strategy. From 2008 to 2010, Mr. Doran was senior vice president of foundry operations for Globalfoundries, where he led the transformation of the AMD Dresden 300mm fabrication facility into a leading-edge technology foundry. From 2005 to 2008, Mr. Doran was the chief operating officer of Spansion where he was responsible for all aspects of technology development and wafer fab operations. Prior to that, Mr. Doran spent 15 years at AMD where he held a variety of technology development, operations, and executive level positions. As group vice president, Mr. Doran led the transformation of an AMD memory division into a merged joint venture with Fujitsu that later resulted in the IPO of Spansion. Prior to AMD, he served as the vice president of operations at Paradigm Semiconductor and also worked with Intel, Intersil and Signetics Corporation as a manager, director and process engineer. Mr. Doran holds a B.S. degree in physics from Northwestern University and a master’s degree in physics from the University of Wisconsin. Mr. Doran’s experience as a senior executive and his extensive knowledge of international foundry operations and technology development give him the qualifications and skills to serve as a director of the Company.

Mr. Eric A. Balzer was named our chief executive officer in January 2011 and has served as a director since September 1998. Prior to his appointment as our CEO, Mr. Balzer was our chief financial officer from October of 2004. From November 1999 until October 2004, Mr. Balzer was a retired executive. Prior to his retirement, he spent nearly 10 years as senior vice president of operations for Advanced Energy Industries (AEIS), a manufacturer of power conversion devices for the semiconductor equipment industry. In that role, Mr. Balzer was instrumental in building AEIS from $18 million in revenue into a high-growth $450 million company where he managed the introduction of new products, the expansion into new market areas, and the implementation of robust processes, systems and quality programs. Earlier, he served in senior operating management roles at IBM’s Systems Technology Division and in financial and operations roles at Shell Oil. Mr. Balzer began his career serving for six years in the US Navy where he operated nuclear reactors and had responsibility for electronic reactor control systems on nuclear submarines.

Mr. Balzer is a director of Constar International, Inc. (CNPN.PK), a company that supplies plastic containers primarily for soft drinks and water. Mr. Balzer has served on both the compensation committee and audit committee of various public and private companies and is currently the chairman of the audit committee of Constar International, Inc.

Mr. Balzer holds a Bachelor of Science degree in finance from the University of Colorado. He also studied mechanical, electrical and nuclear engineering at the U.S. Navy Nuclear Power School and studied history and physics at Harvard University. Mr. Balzer’s financial and operational expertise, and diversified background of managing and serving on the boards of directors of private and public companies, give him the qualifications and skills to serve as a director of our Company. For these reasons, in addition to his current service as our Chief Executive Officer and his past service as a director and chief financial officer of the Company, Mr. Balzer is fully qualified to serve an additional term as director on our board.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors currently consists of six directors. The Board of Directors held a total of thirteen meetings during 2011, and each director attended all of the meetings in 2011. Each committee member attended all of the meetings held by each of the committees of the Board of Directors on which he served during 2011. While we do not have a formal policy regarding the attendance of directors at the Annual Meeting of Stockholders, all directors are encouraged to attend. The employee director and two non-employee directors of the Board of Directors attended last year’s Annual Meeting of Stockholders.

The Board of Directors consists of a majority of “independent directors” as such term is defined in The Nasdaq Stock Market’s Marketplace Rules. Pursuant to The Nasdaq Stock Market, LLC (“NASDAQ”) listing standards, an “independent director” is a person other than an officer or employee of a parent corporation or its subsidiaries or any other individual having a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing standards specify the criteria by which the independence of our directors should be determined.

In accordance with applicable provisions of the NASDAQ listing standards and SEC rules and regulations, our Board of Directors undertook its annual review of the independence of its directors and considered whether there were any transactions or relationships between each director, director nominee or any member of their immediate family and us that would interfere with his exercise of independent judgment. The Board of Directors has determined that Dr. William G. Howard, Jr., Dr. William L. George, Mr. Theodore J. Coburn and Mr. Eric Kuo are independent directors in accordance with the requirements of NASDAQ. In making this determination, the directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to us.

The three standing committees of the Board are the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board has appointed only independent directors to the Audit, Compensation and Nominating and Governance Committees. Our Board of Directors, the Audit Committee, Compensation Committee and Nominating and Governance Committee periodically hold meetings of only the independent directors or committee members without management present.

Audit Committee

The members of the Audit Committee during 2011 were Committee Chairman Mr. Coburn, Dr. Howard, Dr. George and Mr. Kuo. There were five meetings of the Audit Committee during 2011. The Audit Committee is responsible for:

•	Appointing, approving the fees of and assessing the independence of our independent registered public accounting firm;

•

Overseeing the work of our independent registered public accounting firm, including through receipt of reports from the independent registered public accounting firm and information received in respect to other non-audit related services that the auditors may be asked to perform;

•	Reviewing and discussing our annual audited financial statements and related disclosures with management and the independent registered public accounting firm;

•	Reviewing our quarterly unaudited financial statements;

•	Coordinating oversight of our internal controls over financial reporting, disclosure controls and procedures and code of conduct;

•	Overseeing our internal audit functions;

•	Establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	Meeting independently with our independent registered public accounting firm;

•	Reviewing any related party transactions; and

•	Preparing the required Audit Committee report.

Each Audit Committee member is considered “independent” under the NASDAQ listing standards and Securities and Exchange Commission regulations. The Board of Directors determined that based on the credentials of Mr. Theodore J. Coburn, the Chairman of the Audit Committee, Mr. Coburn qualified as an “audit committee financial expert” within the meaning of Securities and Exchange Commission regulations.

The Audit Committee operates under a written charter, which is available on our website at www.ramtron.com. This material is also available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Compensation Committee

The Compensation Committee develops compensation policies and implements compensation programs, makes recommendations annually concerning salaries and incentive compensation, awards stock options and restricted stock to officers and employees under our stock incentive plans and otherwise recommends compensation levels and performs such other functions regarding compensation as the Board of Directors may delegate. Compensation for our named executive officers each year is usually determined prior to the first quarter of the relevant year. When determining recommendations for annual compensation levels and targets, the Compensation Committee considers competitive market data and establishes compensation based on these factors or in the case of our named executive officers, makes recommendations to our Board of Directors, who then act as a whole to set compensation, including equity awards, based on these factors. The values of each component of total direct compensation (base salary, annual variable compensation and equity awards) for the current year, as well as total annual compensation for the prior year (including equity holdings, potential change of control payments and vested benefits) are all considered collectively by our Compensation Committee as part of this process.

The Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist our Compensation Committee in determining the compensation of our executive officers. Our Compensation Committee may, from time to time, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee so long as such subcommittee consists of at least two members of the Compensation Committee. The Compensation Committee holds executive sessions (with no members of management present) at the majority of its meetings.

The Compensation Committee is currently composed of Committee Chairman Dr. George, Dr. Howard, Mr. Coburn, and Mr. Kuo, each of whom is independent under the NASDAQ listing standards. The Compensation Committee met nine times during 2011.

The Compensation Committee operates under a written charter, which is available on our website at www.ramtron.com. This material is also available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Nominating and Governance Committee

The members of the Nominating and Governance Committee during 2011 were Committee Chairman Dr. George, Dr. Howard, Mr. Coburn and Mr. Kuo. The Nominating and Governance Committee met three times during 2011. The Nominating and Governance Committee is responsible for:

•	The development of and participation in a process for ongoing review of corporate governance issues of the Company and recommending corporate governance principles to the Board of Directors;

•

The establishment of the criteria for board membership, including the size and structure of our Board and Board Committees, and evaluating and considering potential candidates, including those suggested by our stockholders;

•	Reviewing, discussing and assessing the performance of our Board and its committees and making recommendations for improvement of performance; and

•	The periodic review and assessment of non-employee director compensation for service on the Board and its committees and recommending any changes in compensation considered appropriate.

The Nominating and Governance Committee operates under a written charter, which is available on our website at www.ramtron.com. This material is also available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Nomination of Directors

The Board of Directors is responsible for approving candidates for Board membership and has delegated the process of screening and recruiting potential director nominees to the Nominating and Governance Committee in consultation with the Chairman of the Board and Chief Executive Officer. The Nominating and Governance Committee seeks candidates who have a reputation for integrity, honesty, and adherence to high ethical standards and who have demonstrated business intelligence, experience and ability to exercise sound judgment in matters that relate to the current and long-term objectives of the Company. While we do not have a formal diversity policy, the Nominating and Governance Committee considers diversity as one of a number of factors in identifying nominees for Board membership. The Committee views diversity broadly to include diversity of experience, skills and viewpoint as well as traditional diversity concepts such as race, gender or national origin. When the Committee reviews a candidate for Board membership, the Committee looks specifically at the candidate’s background and qualifications in light of the needs of the Board and the Company at that time, given the then current composition of the Board. The aim is to assemble a Board that provides a wide range of experience, knowledge and abilities that assist the Board in fulfilling its responsibilities. The members of the Board hold or have held senior executive positions in large, complex organizations and have operating experience that meets this objective. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management and leadership development. The majority of our directors has the additional experience of serving on boards of directors or board committees of other public or private companies and has an understanding of corporate governance practices and trends.

The Nominating and Governance Committee receives suggestions for new directors from a number of sources, including Board members. It also may, in its discretion, employ a third-party search firm to assist in identifying candidates for an open director position.

Nominating Procedures

Although the Nominating and Governance Committee does not have a formal policy at this time, a stockholder desiring to propose a candidate for our Board of Directors to be considered by our Nominating and Governance Committee should submit a written recommendation, together with biographical information concerning the individual candidate, to the Chairman of our Nominating and Governance Committee at Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, CO 80921. While recommendations may be submitted for consideration at any time, we request that recommendations be received prior to December 23 in any year for consideration with the nomination and election of directors at our next annual meeting of stockholders. Once the Committee has identified a prospective nominee, including candidates proposed by stockholders, it makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as our Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation and others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of our board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with our Board Chairman and other Board members as appropriate, that additional consideration is warranted, the Committee will then evaluate the prospective nominee against the certain standards and qualifications, including:

•	Except as noted below, the director candidate must be independent in accordance with Rule 5605(a)(2) of the NASDAQ listing standards.

•

Our Board of Directors will consider appointing a limited number of individuals who are not independent to serve as directors. We currently have, and historically have had, directors who are or were not independent in accordance with Rule 5605(a)(2) of the NASDAQ listing standards. These individuals will be considered based on the items listed below in addition to the individual’s ability to maintain an appropriate level of management service on our board of directors.

•

The candidate should have business experience that includes leading or occupying a senior position in the operations of a significant business or occupying a senior executive or advisory position in business strategy, operations, technology and manufacturing. While not required, experience with companies engaged in the manufacturing or marketing of semiconductor products is preferred.

•	The candidate must have prior board experience. While public company board experience is not required, it is highly preferred.

•

The candidate must have an excellent business and personal reputation for accomplishment and integrity. We prefer that our candidates have personal characteristics that include a deliberative style and being a good listener, articulate, direct, to the point, and able to accept/respect other board members’ opinions, as well as perseverance and trustworthiness in carrying out the duties of our directors.

•	The candidate must have personal and business references from people upon whose recommendations our Nominating and Governance Committee can rely.

•

Candidates must be able to commit adequate time to our board of directors and our committees to attend at least 75% of board and committee meetings in person and to be a significant contributor to each. At a minimum, this means, on average, not less than one full day every month for ordinary matters, one to two full days for regularly scheduled quarterly meetings and occasional unscheduled hours of accessibility.

•

Our Board of Directors will also consider, in its choice of candidates, the need for specific expertise needed for service with its various committees such as the nominating and governance, compensation and audit committees. Such expertise would include experience serving on such committees on other boards of directors or specific experience with the substantive responsibilities of those committees.

•

Our Nominating and Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of our board’s committees, expertise, diversity and the evaluations of other prospective nominees. The committee does not have a separate policy with respect to its consideration of each of these relevant factors but deems them collectively as valuable criteria in the nominating process.

In connection with the evaluation of prospective nominees, our Nominating and Governance Committee determines whether to interview the prospective nominee. If warranted, one or more members of our Nominating and Governance Committee, and other directors or executive officers as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full board as to the persons who should be nominated by our Board, and our Board determines the nominees after considering the recommendation and report of our Nominating and Governance Committee. We do not currently employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions.

In addition to evaluating nominees to fill vacancies, the Nominating and Governance Committee annually reviews incumbent directors whose terms are expiring. The Nominating and Governance Committee solicits feedback from members of the Board and members of management in making its recommendations regarding board nominees, whether they be incumbent directors or new nominees.

BOARD’S LEADERSHIP STRUCTURE AND ROLE IN THE OVERSIGHT OF RISK MANAGEMENT

Board Chairman and CEO Roles

The Board does not have a policy on whether or not the roles of Chief Executive Officer and Chairman of the Board should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee. The Board believes that it should be free to make a choice from time to time in any manner that is in the best interest of the Company and its stockholders.

Currently, Mr. Eric Balzer serves as a Director and our CEO and is responsible for the strategic direction of the Company, the day-to-day leadership and performance of the Company. Dr. William Howard serves as our Chairman of the Board and provides guidance to the CEO, sets the agenda for Board meetings and, if present, presides over all meetings of the Board and of the stockholders. At this time, the Company believes that the separation of these positions provides a more effective monitoring and objective evaluation of the CEO’s performance. This separation allows the Company to take advantage of Dr. Howard’s skills and experience, which includes over 43 years of service in the semiconductor industry, prior director membership and chairman service of public companies, and diversified financial and business expertise. The separation of the positions of the CEO and Chairman of the Board also strengthens the Board’s independent oversight of the Company’s performance and governance standards.

Determination that Current Board Leadership Structure is Appropriate

The Board has determined that the current board leadership structure is appropriate for the Company for the following reasons:

•

There is strong evidence that the Board is acting independently. With the exception of Mr. Balzer and Mr. Doran, each of the directors is independent and the independent directors provide effective oversight of management.

•	The Board has open discussion and thoughtful deliberations, especially in the evaluation of risk and in support of sound decision making.

•	The non-employee directors meet in executive sessions following each regularly scheduled board meeting to discuss issues regarding the Company.

Board’s Role in the Oversight of Risk Management

Management of the Company has primary responsibility for identifying, evaluating and managing the various risks the Company faces. Together with the Board’s standing committees, the Board is responsible for ensuring that material risks to the Company are identified and managed appropriately. Management considers the major risks that the Company faces to be in the areas of strategy, sales and marketing, operations, and liquidity. The Board and its committees regularly review management’s identification and handling of those principal areas of risk, in discussions with the Company’s senior executives throughout the year and in an annual meeting devoted to strategy and operations. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company’s policies and guidelines to govern the process by which risk assessment and risk management is undertaken by management, including guidelines and policies to identify the Company’s major financial risk exposures, and the steps management has taken to monitor and control such exposures. For example, the Audit Committee performs a central oversight role with respect to financial and compliance risks and reports on its findings at each regularly scheduled meeting of the Board after meeting with executive management and the Company’s independent auditors. The Compensation Committee considers risks faced by management and management’s performance in handling those risks in connection with its design of compensation programs for our executives. The Audit Committee and Compensation Committee regularly report to the Board.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has implemented a process by which our stockholders may send written communications to the Chairman or to the Board’s attention. Any stockholder may communicate with members of the Board of Directors by mail addressed to an individual member of the Board, to the full Board, or to a particular committee of the Board, at the following address: c/o Ramtron International Corporation, Attn: Chairman of the Board, 1850 Ramtron Drive, Colorado Springs, Colorado 80921. This information is also available on the Company’s website at www.ramtron.com. The Corporate Secretary has been instructed by the Board to promptly forward all communications so received to the Chairman, the full Board, or the individual Board member(s) specifically addressed in the communication.

CODE OF CONDUCT

Our Code of Conduct, which applies to all employees, including all executive officers and directors, is posted to our website at www.ramtron.com. Any material changes to the Code of Conduct will also be disclosed on our website. Any waivers of the Code of Conduct for our executive officers, directors or senior financial officers must be approved by our Audit Committee and those waivers, if any, would be disclosed on our website under the caption, “Exceptions to the Code of Conduct.” There have been no waivers to the Code of Conduct.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers and their ages are as follows:

Name	Age	Position(s) with the Company

Eric A. Balzer	62	Director, Chief Executive Officer

Gery E. Richards	60	Chief Financial Officer and Corporate Secretary

Ying Shiau	59	Executive Vice President of Operations, Product /Test Engineering and Quality

Peter L. Zimmer	51	Vice President, Worldwide Sales & Applications

Officers are appointed by and serve at the discretion of the Board of Directors. For information concerning Mr. Balzer, see “Director Nominees” above.

Mr. Richards joined the Company in 2004, became Controller in 2008, and was appointed Chief Financial Officer in May 2012. Mr. Richards has more than 30 years of financial management experience and possesses deep knowledge of the Company’s business and financial operations, including financial reporting and the treasury function. Prior to joining the Company, Mr. Richards was vice president of finance at Facilitek Office Systems and vice president of finance at Photo Stencil Corporation. He also held management positions with Apple Inc. and United Technologies Corp. Mr. Richards is a Certified Public Accountant and holds a Bachelor of Science degree in Industrial Management from Purdue University and an MBA from New York University.

Mr. Shiau joined the Company in March 2011. Mr. Shiau has more than 25 years of semiconductor experience, which includes a history of optimizing all phases of semiconductor product quality and reliability, as well as supplier collaborations and customer satisfaction. From 2009 to 2011, Mr. Shiau was vice president of business and manufacturing development at KD Technologies, a global technology manufacturing and business development firm based in San Jose, California. Prior to that, he was vice president of test engineering and outsource operations for Spansion, Inc. Mr. Shiau has also held executive and management positions with responsibilities in operations, marketing, sales and quality and reliability with such companies as Electroglas, Therma-Wave, Cypress Semiconductor, and Advanced Micro Devices. He also supervised gate array cell design at LSI Logic and process integration and development at National Semiconductor. Mr. Shiau earned a Bachelor of Science degree in physics from Soochow University, Taipei, Taiwan, and a Master of Science in Electrical Engineering from Case Western Reserve University, Cleveland, Ohio. He has earned 13 patents for manufacturing process, yield, design for manufacturing, and testing solutions.

Mr. Zimmer joined the Company in August 2011. Mr. Zimmer has over 29 years of semiconductor sales management, engineering, marketing and quality assurance experience. From 2009 to 2011, Mr. Zimmer was director of worldwide microcontroller marketing & vertical markets at Texas Instruments (TI), where he was responsible for driving significant microcontroller revenue growth during 2010. Prior to that, he was executive vice president of worldwide sales & applications at Luminary Micro, until TI acquired Luminary Micro in 2009. From 2005 to 2008, Mr. Zimmer was vice president of America sales and applications at Microchip Technology, a leading provider of microcontroller and analog semiconductors. He was also director of worldwide automotive sales with Microchip, and has held various sales and management positions with other high-technology industry companies. Mr. Zimmer earned a Bachelor of Arts degree in communications and marketing from Oakland University and also attended Michigan State University where he studied business and marketing.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of September 25, 2012 by: (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Percent of Class (3)

Austin W. Marxe and David M. Greenhouse
c/o Special Situations Funds 527 Madison Avenue, Suite 2600 New York, NY 10022	4,000,000	(4)	11.3%
Eric A. Balzer	1,101,041	(5)	3.0
William G. Howard, Jr.	506,754	(6)	1.4
William L. George	221,754	(7)	*
Theodore J. Coburn	211,754	(8)	*
Peter L. Zimmer	140,327	(9)	*
Eric Kuo	101,428	(10)	*
Ying Shiau	89,494	(11)	*
Gery E. Richards	46,150	(12)	*
James E. Doran	25,000	(13)	*
All directors and executive officers as a group (9 persons)	2,443,702	(14)	6.6

*	Less than one percent
(1)	For directors and officers, the address is c/o Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921.
(2)	Such persons or entities have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws where applicable, except as otherwise indicated in the information contained in these footnotes.
(3)	Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares of common stock issuable upon the exercise of warrants or stock options held by each person or entity set forth in the table which are currently or become exercisable within 60 days are included in the number of shares of common stock outstanding for purposes of determining the percentage ownership of such person or entity.

(4)	Includes 4,000,000 shares of common stock owned by Special Situations Funds (the “Fund”). The trustees of the Fund share voting and dispositive powers as to such shares.
(5)	Includes: (i) 265,672 shares of common stock owned directly; (ii) 652,032 shares of common stock issuable to Mr. Balzer upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; (iii) 100,000 shares of restricted stock with a service condition and a vesting period of four annual installments, with 25,000 shares vesting on October 15, 2012 and three remaining equal annual installments beginning July 15, 2013; (iv) 77,504 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012; and (v) 5,833 shares of restricted stock with a service condition and a vesting date of January 15, 2013.
(6)	Includes: (i) 36,754 shares of common stock owned directly; (ii) 460,000 shares of common stock issuable to Dr. Howard upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(7)	Includes: (i) 21,754 shares of common stock owned directly; (ii) 190,000 shares of common stock issuable to Dr. George upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(8)	Includes: (i) 11,754 shares of common stock owned directly; and (ii) 190,000 shares of common stock issuable to Mr. Coburn upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(9)	Includes: (i) 90,000 shares of restricted stock with a service condition and vesting period of four equal annual installments, with 22,500 shares vesting on October 15, 2012 and three remaining equal annual installments beginning August 15, 2013; (ii) 50,327 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012.
(10)	Includes: (i) 21,428 shares of common stock owned directly; (ii) 70,000 shares of common stock issuable to Mr. Kuo upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 10,000 shares of restricted stock with a service condition and a vesting date of December 15, 2012.
(11)	Includes: (i) 16,180 shares of common stock owned directly; (ii) 25,000 shares of common stock issuable to Mr. Shiau upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 48,314 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years beginning on December 15, 2012.
(12)	Includes: (i) 750 shares of restricted stock with a service condition and a vesting date of December 15, 2012; (ii) 20,900 shares of common stock issuable to Mr. Richards upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; (iii) 2,000 shares of restricted stock with a service condition and vesting period of two equal annual installments on January 15, 2013 and January 15, 2014; (iv) 12,500 shares of restricted stock with a service condition and vesting period of four equal annual installments, with 3,125 shares vesting on October 15, 2012 and three remaining equal annual installments beginning July 15, 2013; and (v) 10,000 shares of restricted stock with a service condition and vesting period of four equal annual installments over four years from the grant date of March 15, 2012.
(13)	Includes (i) 5,000 shares of common stock owned directly and (ii) 20,000 shares of restricted stock with a service condition and vesting period of two equal annual installments on January 16, 2013 and January 16, 2014.
(14)	Includes: (i) 378,542 shares of common stock owned directly; (ii) 1,607,932 shares of common stock issuable upon exercise of options that are vested and exercisable within 60 days from September 25, 2012; and (iii) 457,228 shares of restricted stock with a service condition and vesting periods of up to four years.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of March 31, 2012, relating to equity compensation plans of the Company pursuant to which common stock are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Weighted-average remaining term of outstanding options (in years)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders(1)	3,825,783	$2.87	5.15	533,435

Equity compensation plans not approved by security holders(2)	130,736	$2.94	2.36	—
Total	3,956,519	$2.88	5.06	533,435

As of March 31, 2012, there were a total of 1,412,443 shares of non-vested restricted stock units and other full value awards outstanding under the Company’s 2005 Incentive Award Plan.

(1)	Includes outstanding options granted under the Company’s 1995 Stock Option Plan, as amended (the “1995 Plan”), and the Amended and Restated 2005 Incentive Award Plan (the “2005 Plan”), collectively, the “Plans.” The exercise price of all non-qualified stock options must be equal to at least 100% of the fair market value of the common stock on the date of grant and the maximum term of each grant is ten years. The options granted under the Plans become exercisable in full or in installments pursuant to the terms of each grant. The 1995 Plan has expired; directors and all employees of the Company, including officers, are eligible to participate in the 2005 Plan.
(2)	On August 17, 1999, our Board of Directors adopted the 1999 Stock Option Plan, as amended, under which a total of 700,000 shares of the Company’s common stock were authorized for issuance pursuant to the exercise of stock options granted thereunder. The exercise price of all non-qualified stock options must be equal to at least 100% of the fair market value of the common stock on the date of grant and the maximum term of each grant is ten years. Options granted become exercisable in full or in installments pursuant to the terms of each grant. Directors and executive officers of the Company are not eligible to participate in the 1999 Stock Option Plan, as amended. The 1999 Stock Option Plan expired on August 17, 2009.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

2011 Summary Compensation Table

The following table sets forth information concerning all compensation awarded to, earned by or paid to our current Chief Executive Officer, our Executive Vice President of Operations, Product /Test Engineering and Quality, our Vice President, Worldwide Sales, and our former Chief Executive Officer (who we refer to as our named executive officers), during the fiscal years ended December 31, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)		Total ($)

Eric A. Balzer Chief Executive Officer and Former Chief Financial Officer *	2011 2010	334,666 306,600	534,000 34,475	408,050 106,293	314,370 152,833	7,069 8,380	(3) (4)	1,598,155 608,581

Ying Shiau Executive Vice President, Operations, Product /Test Engineering & Quality **	2011	179,481	71,250	164,392	72,900	19,734	(5)	507,757

Peter L. Zimmer Vice President, Worldwide Sales & Applications **	2011	189,035	209,700	—	75,000	891	(6)	474,626

William W. Staunton Former Chief Executive Officer ***	2011	34,000	—	—	—	376,436	(7)	410,436
	2010	408,000	63,040	185,074	—	11,144	(8)	667,258

*	Mr. Balzer was our Chief Financial Officer during 2010, and was appointed Chief Executive Officer in January 2011; he also continued to serve as Chief Financial Officer until April 2011.
**	Mr. Shiau and Mr. Zimmer each joined the Company in 2011, therefore only their 2011 compensation is included.
***	Mr. Staunton resigned as our Chief Executive Officer effective January 24, 2011.
(1)	These columns reflect the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.
(2)	Reflects the cash awards earned by the named executive officers under our annual incentive program.
(3)	Includes $3,394 for life insurance premiums paid by the Company and $3,675 for 401(k) plan company contributions.
(4)	Includes $3,394 for life insurance premiums paid by the Company, $1,311 for reimbursement of travel expenses to and from our corporate headquarters, which was discontinued effective March 1, 2010, and $3,675 for 401(k) plan company contributions.
(5)	Includes $1,560 for life insurance premiums paid by the Company, $16,771 for reimbursement of relocation expenses, and $1,403 for 401(k) plan company contributions.
(6)	Includes $891 for life insurance premiums paid by the Company.
(7)	Includes $374,000 for severance payments and $2,436 for life insurance premiums paid by the Company.
(8)	Includes $5,000 for housing allowance, which was discontinued effective March 1, 2010, $2,469 for life insurance premiums paid by the Company, and $3,675 for 401(k) plan company contributions.

Other Compensation

In order to attract and retain employees and provide support in the event of illness or injury, we offer all of our employees, including executive officers, medical and dental coverage, disability insurance and life insurance. All of our executive officers are entitled to participate in these plans on substantially the same terms that apply to all of our employees.

We encourage saving for retirement through our 401(k) plan, to which we may make matching contributions. Employees may contribute up to the maximum voluntary deferral amount allowed by the Internal Revenue Service.

Outstanding Equity Awards at 2011 Fiscal Year End

Options Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($) (1)

Eric A. Balzer							11,666	(2)	22,749
							100,000	(3)	195,000
							100,000	(4)	195,000
	0		250,000	(5)	2.880	7/15/2021
	21,250		63,750	(6)	1.970	1/15/2020
	52,032		17,343	(7)	1.420	12/15/2018
	100,000		0		4.070	12/11/2017
	160,000		0		3.720	12/19/2016
	75,000		0		2.292	12/07/2015
	75,000		0		3.710	12/02/2014
	60,000		0		3.010	10/26/2014
	25,000	(8)	0		3.800	12/03/2012

Ying Shiau							25,000	(9)	48,750
	0		75,000	(10)	2.850	5/16/2021
	0		25,000	(11)	2.410	4/15/2021

Peter Zimmer							90,000	(12)	175,500

(1)	Based on the closing price as reported on the Nasdaq Global Market on December 31, 2011 of $1.95.
(2)	Restricted stock awards that vest in three equal annual installments beginning one year from the grant date of January 15, 2010.
(3)	Restricted stock award that vests on February 15, 2012.
(4)	Restricted stock awards that vest in four equal annual installments beginning one year from the grant date of July 15, 2011.
(5)	Options granted on July 15, 2011, vesting in four equal annual installments beginning one year from the date of grant.
(6)	Options granted on January 15, 2010, vesting in four equal annual installments beginning one year from the date of grant.
(7)	Options granted on December 15, 2008, vesting in four equal annual installments beginning one year from the date of grant.
(8)	Options granted to Mr. Balzer during the time he served solely as a director of the Company.
(9)	Restricted stock award that vests on May 16, 2012.
(10)	Options granted on May 16, 2011, vesting in four equal annual installments beginning one year from the date of grant.
(11)	Options granted on April 15, 2011, vesting in four equal annual installments beginning one year from the date of grant.
(12)	Restricted stock awards that vest in four equal annual installments beginning one year from the grant date of August 15, 2011.

Non-Equity Incentive Plan Compensation

In August 2011, the Compensation Committee and Board approved the performance targets and cash award opportunities for our 2011 Incentive Compensation Plan (the “2011 Incentive Plan”). The participants under the 2011 Incentive Plan include the Chief Executive Officer and the Company’s Vice Presidents. Each participant was assigned a target incentive compensation amount applicable to service in 2011, expressed as a percentage of base salary. Incentive compensation was earned based on actual company performance measured against the 2011 Incentive Plan established revenue and corresponding GAAP net income/loss targets (the “performance targets”).

To the extent the 2011 actual revenue and corresponding net loss increase above the minimum performance targets, the incentive compensation amount increases up to 100% of the target, and continues increasing thereafter as actual revenue and net income increase (or net loss decreases), up to a maximum of 200%. Based on actual 2011 year end results as reported in the audited financial statements included in our Annual Report on Form 10-K, the Compensation Committee and Board determined the final award level under the 2011 Incentive Plan to be 90% of the performance target.

The 2011 Incentive Plan incentive compensation awards will be paid during the second quarter of 2012. Any incentive compensation amounts earned are prorated in the case of a participant not employed for the full year. No participant will be eligible for an award under the 2011 Incentive Plan if he is not employed by the Company on the date the awards are paid, unless otherwise approved by the Compensation Committee.

Change-in-Control Agreements

Effective June 14, 2012, we entered into Amendment No. 1 of the Second Amended and Restated Change in Control Agreement with Mr. Balzer, Amendment No. 1 of the Change in Control Severance Agreement with Mr. Zimmer, and Change in Control Severance Agreements with Mr. Richards and Mr. Shiau. These arrangements, and amounts payable under these arrangements assuming termination of employment in connection with the Offer, are set forth in detail under item 4 and item 8 of the Schedule 14D-9.

As of December 31, 2011, only Mr. Balzer and Mr. Zimmer had arrangements that provided for payments upon a termination in connection with a change-in-control. Mr. Balzer’s agreement was initially entered into in 2007, and was amended and restated in 2008 and 2011. We entered into a change-in-control agreement with Mr. Zimmer in 2011. The following discussion relates only to these two prior arrangements.

We entered into the change-in-control agreements as a means to assure continuity of management and operations in the event of a change in control. The change-in-control agreements remain in effect until August 31, 2014 (although they have since been amended). Under the change-in-control agreements, in the event of termination of the executive’s employment by us or due to death or total disability of the executive officer within 12 months following a change in control (including termination by us within 60 days prior to the date on which a change-in-control occurs and such termination was at the request of a third party who had taken steps reasonably calculated to effect a change-in-control or otherwise arose in connection with and in anticipation of the change in control), other than for “cause,” or by the executive for “good reason,” each executive officer will receive:

•	A severance payment equal to two times for Mr. Balzer and one and one-half times for Mr. Zimmer, his current annual base salary;

•	An amount equal to his target incentive compensation for the year during which the change in control occurs;

•	Immediate acceleration of vesting of all outstanding equity awards (stock options and restricted stock) held by the executive; and

•	Reimbursement for up to 18 months of continued eligibility to participate in medical and health benefit plans on the same terms and conditions in effect for the executive prior to his termination.

Assuming a change-in-control and related termination of employment on December 31, 2011, the value of Mr. Balzer’s payments would be approximately $1,203,750, and the value of Mr. Zimmer’s payments would be approximately $581,880. These amounts are based on the closing price of our common stock as reported on the Nasdaq Global Market on December 31, 2011 of $1.95. The value attributed to vesting of stock options reflects the amount by which $1.95 exceeds the exercise price of the applicable option, multiplied by the number of unvested shares of common stock covered by the option as of December 31, 2011. The value attributed to vesting of restricted stock is $1.95 multiplied by the number of shares as to which vesting accelerates. Reimbursement for medical and health benefits reflects the cost to the executive if he elected to continue benefits under applicable law.

As defined in the Agreements, a “Change-in-Control” generally includes the occurrence of any of the following: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of the outstanding voting securities of the Company; (ii) the approval by the Company’s stockholders of a merger of the Company with or into any other corporation of which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation, unless (A) a majority of the members of the Company’s board of directors continue to be members of the board of directors of the surviving corporation, or (B) no entity or person following the merger owns greater than 50% of the outstanding securities of the surviving entity; (iii) a consolidation of the Company with any other corporation; (iv) sale or disposition of all or substantially all of the Company’s assets or the adoption of a plan of complete liquidation; or (v) the members of the Board of Directors or those Board members nominated by the Company for election to the Board cease for any reason to constitute a majority of the Board.

2011 COMPENSATION OF DIRECTORS

Cash Compensation

Directors who are not employees of the Company are compensated for director services as authorized and approved by the full Board of Directors. Directors are not paid for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders’ meetings. Effective January 1, 2011, the directors received annual cash compensation, paid quarterly, as follows:

Annual Cash Retainer ($)

Board Chairman	50,000
Board Members	30,000
Additional annual amount for foreign-based members only	5,000

Audit Committee Chairman	15,000
Audit Committee members	6,000

Compensation Committee Chairman	9,000
Compensation Committee members	3,500

Nominating and Governance Committee Chairman	5,000
Nominating and Governance Committee members	2,000

Non-employee directors were eligible to be granted stock awards under our Amended and Restated 2005 Incentive Award Plan.

Effective December 15, 2011, each non-employee director was granted restricted stock award of 10,000 shares of stock, with a one-year vesting period. As a new director in 2012, Mr. Doran received a restricted stock award for 20,000 shares with a vesting period of two equal annual installments over two years from the date of grant and a service condition.

Director cash and equity compensation is reviewed during the fourth quarter each year with changes in cash compensation made effective at the beginning of the next year. Equity grants are effective as of the fifteenth day of the calendar month in which the grant is approved if such approval date is on or before the fifteenth day of the calendar month. Equity grants are effective as of the fifteenth day of the immediately following calendar month if such approval date is after the fifteenth day of a calendar month in which the grant is approved.

Equity-Based Compensation

Except for the practice outlined above, we do not have a formal policy concerning the granting of equity awards to non-employee directors; however, we may consider adopting such a policy in the future.

Perquisites and Other Personal Benefits

We do not provide any quantifiable perquisites and other personal benefits to non-employee directors.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($) (1)	Restricted Stock Awards ($) (2) (3)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)

William G. Howard, Jr.	61,500	19,600	0	0	81,100
William L. George	45,750	19,600	0	0	65,350
Theodore J. Coburn	48,750	19,600	0	0	68,350
Eric Kuo	44,000	19,600	0	0	63,600

(1)	Consists of the amounts described above under “Cash Compensation” and individual committee membership.
(2)	On December 15, 2011, each director was granted a restricted stock award for 10,000 shares with a vesting period and service condition of one year. The value of the stock award is $1.96 per share, based on the closing price as reported on the NASDAQ Global Market on December 15, 2011.
(3)	Reflects the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and NASDAQ. Officers, directors, our chief accounting officer, and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish to the Company copies of all Section 16(a) forms filed.

To our knowledge and based solely on our review of the copies of such forms received by us, and written representations from certain reporting persons that no other forms were required during the fiscal year ended December 31, 2011, Mr. Mark Kent, our former Chief Financial Officer, filed a Form 3 and one (1) Form 4 late, and all other required Section 16 filers complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee of the Board of Directors is responsible for the review and approval of all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC. Under SEC rules, a related person is a director, nominee for director, executive officer, owner of more than 5% of our common stock or immediate family member of any of the above. No new relationships or related-party transactions, except as disclosed below, between the Company and our officers, directors and principal stockholders or their affiliates have been entered into since January 1, 2011.

James Doran became a director of the Company on January 1, 2012. Pursuant to a consulting agreement between Mr. Doran and the Company, Mr. Doran has advised the Company on strategic and business matters since February, 2011. For his consulting services, the Company has paid Mr. Doran cumulative fees of $192,000 in 2011 and $40,000 through March 31, 2012. The Company does not plan to continue using Mr. Doran’s consulting services after June 30, 2012. There are no other arrangements or understandings between Mr. Doran and any other persons pursuant to which he was selected as a director of the Company.

COMPANY’S 2012 INCENTIVE AWARD PLAN

The Ramtron International Corporation 2012 Incentive Award Plan (“2012 Plan”) was adopted by the Board on April 5, 2012.

SUMMARY OF THE 2012 PLAN

ADMINISTRATION OF THE 2012 PLAN. The 2012 plan will be administered by a committee (“Committee”) designated by the Board. Members of the Committee will serve for a period of time as determined by the Board. Subject to the terms of the 2012 Plan, the Committee has sole and complete discretionary authority to (i) make all determinations with respect to awards to be granted under the 2012 Plan, including the form of award and the recipient of the award, (ii) prescribe, amend and rescind rules and regulations relating to the 2012 Plan, (iii) determine the terms and provisions of any agreements concerning the terms of an award, and (iv) make all other determinations necessary or advisable for the administration of the 2012 Plan. All decisions, interpretations and other actions of the Committee are final and binding on participants and other holders of any awards granted under the 2012 Plan.

SHARES RESERVED FOR AWARDS. The number of shares of common stock reserved and available for awards under the 2012 Plan will be 3,500,000 shares, plus (i) the number of shares that remain available for issuance under the 2005 Plan as of the effective date of the 2012 Plan and (ii) the number of shares subject to outstanding awards granted under either the 2005 Plan or the 1995 Plan that expire or are forfeited on or after the effective date of the 2012 Plan. The maximum number of shares that may be issued upon the exercise of incentive stock options (“ISOs”) granted under the plan will be 3,500,000 shares. Subject to any required approval of our shareholders, the Committee may adjust the number of shares reserved under the 2012 Plan to reflect any increase or decrease in the number of issued shares resulting from stock splits, stock dividends, recapitalizations and other similar events.

Under the 2012 Plan, any shares granted in connection with Options and Stock Appreciation rights (“SARs”) will be counted against the Plan’s share limit as one share for every one Option or SAR awarded. Any shares granted in connection with awards other than Options and SARs will be counted against this limit as 1.53 shares for every one share granted in connection with such award.

NO LIBERAL SHARE RECYCLING. The 2012 Plan provides that only shares with respect to awards granted under the 2012 Plan that terminate, expire, or are forfeited, cancelled or settled in cash instead of shares, will again be available for issuance under the 2012 Plan. The following shares will not be added back to the aggregate share limit under the 2012 Plan: (i) shares that are subject to a stock-settled SAR that are not issued upon the net settlement or net exercise of the SAR, (ii) shares delivered to or withheld by the Company to pay the exercise price of a stock option, (iii) shares delivered to or withheld by the Company to pay withholding taxes related to any award or (iv) shares repurchased by the Company on the open market with stock option proceeds.

ELIGIBILITY AND AWARDS. If the 2012 Plan is approved by our shareholders, awards may be granted to the following categories of individuals: (i) employees of the Company or any of its subsidiaries, (ii) consultants engaged by the Company or any of its subsidiaries, and (iii) non-employee directors of the Company (the number of persons eligible to receive awards under the 2012 Plan is presently estimated to be 145 persons). Only employees of the Company or any of its subsidiaries may receive a grant of ISOs under the 2012 Plan. No determination has been made as to which eligible individuals will receive grants under the 2012 Plan and, therefore, the benefits to be allocated to any individual or to any group of employees are not presently determinable.

INDIVIDUAL SHARE LIMITS. Under the 2012 Plan, the maximum number of shares our of common stock subject to stock options and/or SARs that may be granted to any individual during any calendar year will be 500,000 shares. The maximum number of shares of our common stock subject to all other awards (other than stock options and SARs) that are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) that may be granted to any individual during any calendar year will be 500,000 shares. The maximum value of any performance units or other incentive awards payable in cash that are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) that may be granted to any individual during any calendar year is $1,000,000. The maximum number of shares of our common stock subject to awards that may be granted to any non-employee director during any calendar year will be 500,000 shares.

TYPES OF AWARDS. Subject to the terms of the 2012 Plan, the Committee, in its discretion, may grant the following awards under the plan: Stock options, SARs, restricted stock, performance units, performance shares, phantom shares, restricted stock units, , and other incentives and awards that the Committee may, in its discretion, grant alone or in tandem with any of the foregoing awards.

Stock Options. Under the 2012 Plan, the Committee may grant both ISOs, as defined under Section 422 of the Internal Revenue Code (the “Code”), and non-statutory stock options (“NSOs”). The 2012 Plan provides that options must have an exercise price per share that is at least equal to 100% of the fair market value per share of common stock on the date of grant. For ISOs granted to an employee who, at the time of the ISO grant, holds shares possessing at least 10% of the combined voting power of all classes of stock of the Company or any subsidiary, the

ISOs must have an exercise price per share that is at least 110% of the fair market value of per share of common stock on the date of grant. The term of any option granted under the 2012 Plan may be no more than 7 years from the date of grant, although the term of ISOs granted to an employee who, at the time of the ISO grant, holds shares possessing at least 10% of the combined voting power of all classes of stock of the Company or any subsidiary, may be no more than 5 years from the date of grant.

The consideration to be paid for shares issued upon the exercise of a stock option, including the method of payment, will be determined by the Committee on the date of grant and may consist of (i) cash, check or full recourse promissory note (to the extent permitted by applicable law), (ii) delivery to the Company of shares of common stock having a fair market value on the date of surrender that is equal to the aggregate exercise price of the shares to which the option will be exercised, (iii) any combination of the foregoing, or (iv) any other legal consideration the Committee may deem appropriate. Options continue to be exercisable for up to 12 months after an optionee’s association with the Company terminates due to death or disability. If an optionee’s association with the Company ends for other reasons (other than termination for cause), options continue to be exercisable during such period of time as determined by the Committee on the date of grant, provided that with respect to an award of ISOs such period will not exceed 90 days after the date that such optionee’s association with the Company ends. If an optionee’s association with the Company ends due to termination for cause, options continue to be exercisable for up to 30 days following the date of such termination for cause.

Stock Appreciation Rights. SARs may be granted either on a stand-alone basis (“Free Standing SAR”) or in tandem with a grant of stock options (“Tandem SAR”). The consideration to be received upon the exercise of a SAR will be paid in cash, shares to which the applicable SAR relates (valued at the fair market value per share on the date of exercise), or a combination of cash and shares. The term of any SAR granted under the 2012 Plan may be no more than 7 years from the date of grant.

A Free Standing SAR will be exercisable at any time, to the extent and upon the terms and conditions set forth in the award agreement. The base price of a Free Standing SAR will not be less than 100% of the fair market value of the shares on the date of grant. Subject to the limitations within the 2012 Plan, upon exercise of a Free Standing SAR, the participant will be entitled to receive, for each share with respect to which the Free Standing SAR is being exercised, consideration equal in value to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of the award.

A Tandem SAR will be exercisable only at the time and to the extent that the related option is exercisable. Subject to the limitations set forth in the 2012 Plan, upon exercise of a Tandem SAR, the participant will be entitled to receive, for each share with respect to which the Tandem SAR is being exercised, consideration equal to the fair market value of a share on the date of exercise over the related option exercise price per share, provided that the Committee may provide that the appreciation realizable upon the exercise of such Tandem SAR will be measured from a base higher than the related option exercise price.

Restricted Stock. Shares of restricted common stock may be granted under the 2012 Plan either at the beginning or the end of the applicable restriction period. Restricted stock will vest and become transferable upon the satisfaction of conditions set forth in the award agreement. The Committee will determine the price, if any, to be paid by a participant for restricted stock, provided that the issuance of restricted stock will be made for at least the minimum consideration necessary to permit such restricted stock to be deemed fully paid and assessable. In connection with any award of restricted stock, the award agreement may provide for the payment of a cash amount to the participant holding such restricted stock at any time after such restricted stock becomes vested. Any such cash awards will be payable in accordance with any additional restrictions, terms and conditions as prescribed by the Committee in the award agreement.

Restricted stock issued at the beginning of the applicable restriction period shall constitute outstanding shares for all corporate purposes and the holder of such restricted stock generally will have the rights of a shareholder with respect to such restricted stock, including the right to vote such restricted stock and to receive and retain such dividends and distributions as the Committee, in its sole discretion, may designate. Restricted stock issued at the end of the applicable restriction period will not constitute issued and outstanding shares for corporate purposes and the holder of such restricted stock will not have any of the rights of a shareholder with respect to such restricted stock, provided that the holder of such restricted stock will be entitled to receive dividend equivalents during the restriction period in accordance with the rules the Committee may specify in the award agreement (except that if dividend equivalents are paid with respect to any such restricted stock that is subject to performance goals, the holder’s right to receive such dividend equivalents will be subject to the same restrictions and risk of forfeiture that apply to the underlying restricted stock units). Any restricted stock that is issuable at the end of the applicable restriction period shall be subject to the rules governing restricted stock units, described below.

Performance Units and Performance Shares. Performance units granted under the 2012 Plan will have an initial value that is established by the Committee on or before the date of grant, which value need not relate to the fair market value of a share of common stock. Performance shares granted under the 2012 Plan will have an initial value equal to 100% of the fair market value of a share of common stock on the date of grant. Performance units and performance shares will be earned only if corporate, business division or individual performance objectives over performance cycles, established by or under the direction of the Committee, are met. The performance objectives may vary from participant to participant, division to division and period to period, and the Committee may modify any established performance objectives (other than awards intended to qualify as “qualified performance-based compensation” subject to Section 162(m) of the Code, which awards generally may not be modified if such modification will cause the award to no longer qualify under Section 162(m) of the Code) if the Committee determines that such objectives are no longer suitable due to a material change in the Company’s business, operations, corporate structure or capital structure or other conditions the Committee deems to be material. Awards may be paid in the form of cash, shares of common stock or any combination thereof, as determined by the Committee. The holder of performance shares may be entitled to receive dividend equivalents, as determined by the Committee in its sole discretion, provided that the holder’s right to receive any dividend equivalents will be subject to the same restrictions and risk of forfeiture that apply to the underlying performance shares.

Phantom Shares. The value of phantom shares granted under the 2012 Plan will be determined by reference to a share of common stock. Any grant of phantom shares will be subject to the terms and conditions set forth in the 2012 Plan and subject to such other terms and conditions as are not inconsistent with the purposes and provisions of the 2012 Plan as the Committee, in its sole discretion, may from time to time determine, including the satisfaction of any performance goal requirements that may be established by the Committee. The holder of phantom shares may be entitled to dividend equivalents, as determined by the Committee in its sole discretion, provided that if dividend equivalents are paid with respect to phantom shares that are subject to performance goals, the holder’s right to receive such dividend equivalents will be subject to the same restrictions and risk of forfeiture that apply to the underlying phantom shares.

Restricted Stock Units. Restricted stock units granted under the 2012 Plan will consist of an award of restricted stock, performance shares or performance units that the Committee, in its sole discretion, permits to be paid out in installments, in accordance with rules and procedures established by the Committee. Awards of restricted stock units may relate in whole or in part to performance or other criteria established by the Committee at the time of grant. Restricted stock units may provide for the payment of cash consideration by the participant to whom such award is granted or such restricted stock units may be delivered without the payment of cash consideration, provided that the issuance of any shares in connection with an award of restricted stock will be for at least the minimum consideration necessary to permit the shares to be deemed fully paid and nonassessable.

Other Incentive Awards. The Committee may, in its discretion, grant other incentive awards, which may be granted either alone, in addition to, or in tandem with, either or both of other awards granted under the 2012 Plan or other cash awards made under or outside of the 2012 Plan, and which may, but are not required to, relate to the current fair market value per share of common stock.

NO REPRICING OF STOCK OPTIONS AND SARS. Except in connection with certain corporation transactions described in the 2012 Plan, the terms of any outstanding awards may not be amended to reduce the exercise price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs (i) with an exercise price above the current stock price in exchange for cash or other securities or (ii) in exchange for stock options or SARs that have an exercise price or base price that is less than the original exercise price or base price of the applicable stock options or SARs. These provisions are intended to prohibit the repricing of “underwater” stock options and SARs.

CODE SECTION 162(m) EXEMPTION. Special rules limit the deductibility of compensation paid to our chief executive officer and certain other senior executives. Under Code section 162(m), the annual compensation paid to any of these executives generally will be deductible only to the extent that it does not exceed $1,000,000. However, the Company may preserve the deductibility of certain compensation in excess of $1,000,000 if the compensation qualifies as “qualified performance-based compensation” under Code section 162(m). Awards granted under pre-established objective performance goals may qualify as performance-based compensation if certain requirements are met, including shareholder approval of the material terms of such performance goals. The 2012 Plan has been designed to permit the Company to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Code section 162(m), thereby permitting the Company to receive a federal income tax deduction in connection with such awards if the Company should make them.

PERFORMANCE OBJECTIVES UNDER THE 2012 PLAN. Performance objectives applicable to awards that are intended to be exempt from the limitations of Code section 162(m) include the achievement of one or more objective performance goals established by the Committee, which will be based on the attainment of one or any combination of the following: return on invested capital, customer service levels, EBIT (or EBITDA or other forms of earnings on basic or diluted basis), free cash flow (or other cash flow measures), growth in the foregoing or other measures, economic profit, net income (before or after tax), specified levels of earnings per share from continuing operations, operating income, revenues, gross margin, return on operating assets, return on equity, economic value added, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth) or cost control, of the Company or any subsidiary or affiliate (or any division thereof) for or within which the participant is primarily employed, or such other goals as the Committee will determine. Such performance goals also may be based upon the attaining of specified levels of Company performance under one or more of the measures described above relative to the performance of other corporations.

CHANGE IN CORPORATE STRUCTURE. Unless provided otherwise in an award agreement, in the event of the proposed dissolution or liquidation of the Company, or in the event of a proposed sale of all or substantially all of the assets or stock of the Company (other than in the ordinary course of business), or the merger or consolidation of the Company with or into another Company, as a result of which the Company is not the surviving and controlling Company or as a result of which the outstanding shares of common stock are exchanged or converted into cash or property or securities not of the Company, the Committee will (i) make provision for the assumption or substitution of all outstanding awards by the successor Company, or (ii) if an award is not assumed or substituted by the successor company, the Committee will notify the participant in writing or electronically that all awards will be exercisable, whether or not then exercisable, and any restrictions on such awards will lapse, for a period of up to 30 days from the date of such notice (but in no event later than the expiration of the term of such award as set forth in the award agreement), and the award will terminate upon the expiration of such period.

TRANSFERABILITY OF AWARDS. Generally, no award granted under the 2012 Plan may be transferred by a participant other than by will or the laws of descent and distribution. Notwithstanding the foregoing, unless provided otherwise in an award agreement, an award may be transferred (i) between spouses incident to a divorce, (ii) in the case of an award other than an ISO or related Tandem SAR, to a trust established for the exclusive benefit of one or more members of the participant’s immediate family, or to a partnership in which members of participant’s immediate family are the only partners, or (iii) in the event of the death of the participant, by the estate of the participant or by a person who acquires the rights to exercise the award by bequest or inheritance.

AMENDMENT OF THE 2012 PLAN. The Committee may amend the 2012 Plan from time to time in such respects as the Committee may deem advisable, provided that without further approval of the shareholders, the Committee may not amend the 2012 Plan to (i) increase the number of shares that may be issued under the 2012 Plan, other than to prevent dilution or in connection with a change in corporate structure, (ii) materially change the designation of the class of individuals eligible to receive awards under the 2012 Plan, (iii) remove administration of the Plan from the Board or the Committee, (iv) extend the term of the 2012 Plan, or (v) violate the rules for shareholder approval under the rules of any exchange on which the company’s shares are traded or any other applicable laws, rules or regulations.

EFFECTIVE DATE AND TERMINATION. If approved by our shareholders, the 2012 Plan will become effective upon such approval as provided in the 2012 Plan. The 2012 Plan will continue in effect for a term of 10 years, commencing on the earlier of (a) the date the 2012 Plan is adopted by the Board or (b) the date of shareholder approval of the 2012 Plan, unless sooner terminated under the terms 2012 the Plan. All awards granted prior to shareholder approval of the 2012 Plan are subject to such approval, and, if such approval is not obtained within 12 months after the 2012 Plan is adopted by the Board, all such awards will expire and will be of no further force and effect.

CERTAIN TAX CONSEQUENCES.

The following discussion summarizes certain United States federal income tax consequences that generally will arise with respect to the awards granted under the 2012 Plan. This discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. income tax aspects of the 2012 Plan. A participant may also be subject to state, local or foreign taxes in connection with the grant of awards under the 2012 Plan. We suggest that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Non-Statutory Stock Options. A participant will not recognize any taxable income at the time an NSO is granted. Upon exercise of an NSO, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant’s exercise price. At the time a participant sells shares acquired pursuant to the exercise of an NSO, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as a short-term or long-term capital gain (or loss), depending on how long the shares have been held.

Incentive Stock Options. A participant generally will recognize no income upon the grant of an ISO and incur no ordinary income tax on its exercise. If the participant holds shares acquired upon exercise of an ISO (the “ISO Shares”) for more than one year after the date the option was exercised and for more than 2 years after the date the option was granted, the participant generally will realize capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either required holding period as described above (a “disqualifying disposition”), then the participant will recognize ordinary income upon the disposition of the ISO Shares in an amount generally equal to the excess of the fair market value of the ISO Shares at the time of exercise (or, if less, the amount realized upon the disposition of such shares) over the option exercise price. Any further gain (or loss) realized by the optionee will be taxed as short-term or long-term capital gain (or loss), depending on the holding period.

Subject to certain exceptions for death or disability, if an optionee exercises an ISO more than three months after termination of employment, the exercise of the option will be taxed as the exercise of an NSO. In addition, if an optionee is subject to the federal alternative minimum tax, the exercise of an ISO will be treated essentially the same as the exercise of an NSO for purposes of the alternative minimum tax.

Stock Appreciation Rights. Generally, a participant will not recognize any taxable income at the time a SAR is granted. Upon exercise of a SAR, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant’s base price.

Restricted Stock. A participant who receives an award of restricted stock that is issued at the beginning of the restriction period generally will recognize income on the fair market value of the restricted stock reduced by any amount paid by the participant at such time as the shares are no longer subject to a substantial risk of forfeiture. However, if a participant makes a timely election under Code section 83(b), the participant will recognize income on the date of transfer of such shares in an amount equal to the fair market value of the shares (determined without regard to the risk of forfeiture or restrictions on transfer) less the purchase price paid for the shares. If a Code section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a substantial risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the participant.

A participant who receives an award of restricted stock that is issued at the end of the restriction period (an RSU) generally will recognize income on the fair market value of the restricted stock reduced by any amount paid by the participant at such time as the shares are transferred to the participant at the end of the applicable restriction period.

Performance Shares, Performance Units and Phantom Stock. Generally, no income will be recognized upon the grant of performance shares, performance units or phantom stock. Upon payment in respect of the earn-out of performance shares, performance units or phantom stock, the participant will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any non-restricted shares received. If the Company pays dividend equivalents to the holder of phantom stock, the participant’s receipt of such dividend equivalents will be treated as compensation that is taxable as ordinary income to the participant.

Tax Treatment for the Company. The Company generally will be entitled to a tax deduction in connection with an option or award under the 2012 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income, provided that, among other things, the income is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Code section 280G, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Code section 162(m).

Deferred Compensation. Any awards granted under the 2012 Plan that are considered to be deferred compensation must satisfy the requirements of Code section 409A to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. To the extent that deferrals of awards granted under the 2012 Plan fail to meet these requirements, such awards will be subject to immediate taxation and tax penalties in the year they vest. It is the intent of the Company that awards granted under the 2012 Plan will be structured and administered in a manner that complies with Code section 409A.

NEW PLAN BENEFITS

It is not possible to determine specific amounts and types of awards that may be awarded in the future under the 2012 Plan because the grant and actual pay-out of awards under such plan is discretionary.

APPOINTMENT OF INDEPENDENT AUDITORS

Independent Auditors

The Audit Committee of the Board of Directors has appointed Ehrhardt Keefe Steiner & Hottman PC (“EKS&H”) as our independent auditors, to audit our consolidated financial statements for the year ending December 31, 2012.

The aggregate fees billed for professional services by EKS&H, relating to the audits of our 2011 and 2010 consolidated financial statements and the fees for other professional services billed in 2011 and 2010 were:

Type of Fee	2011	2010

Audit fees	$257,471	$223,500
All other fees	$5,048	$4,500

Audit Fees. Includes EKS&H’s fees billed to us relating to the 2011 and 2010 annual audit services and the review of interim financial statements. Audit fees in 2011 also include their review of the Company’s Form S-1 and Form S-3 registration statements, as well as their audit of internal control over financial reporting.

All Other Fees. Includes EKS&H’s out of pocket expenses billed to us during 2011 and 2010, which are not included in the audit fees category.

Financial Information Systems Design and Implementation Fees. EKS&H did not render any professional services to us in 2011 and 2010 with respect to financial information systems design and implementation.

The Audit Committee has established a policy whereby the Audit Committee must pre-approve all audit and permitted non-audit services performed by the Company’s independent auditors in accordance with a prior description of the services to be performed and specific estimates for each such services. The Audit Committee pre-approved all of the services performed by EKS&H during fiscal 2011 and 2010.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for overseeing management’s financial reporting practices and internal controls and audit function. During 2011, the Audit Committee was composed of four outside, independent directors, all of whom meet the independence requirements of applicable Securities and Exchange Commission rules and regulations and listing requirements of NASDAQ. During 2011, Mr. Theodore J. Coburn was the Audit Committee financial expert as defined under applicable Securities and Exchange Commission rules and was also deemed to be a financially sophisticated Audit Committee member under applicable NASDAQ rules. The Audit Committee operates under a written charter reviewed by the Board of Directors. The charter is annually reassessed and updated, as needed, in accordance with applicable rules of the Securities and Exchange Commission and NASDAQ. The Audit Committee Charter is available on our website at www.ramtron.com.

In connection with our consolidated financial statements for the fiscal year ended December 31, 2011, the Audit Committee has:

•

Reviewed and discussed our audited consolidated financial statements as of and for the year ended December 31, 2011 with our independent registered public accounting firm and our management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and judgments, critical accounting policies and the clarity of disclosures in the financial statements.

•	Discussed with the independent registered public accounting firm matters required of auditors to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

•

Our independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communication with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm their independence.

Based on these actions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Theodore J. Coburn, Chair

William G. Howard, Jr.

William L. George

Eric Kuo

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